                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-31307
PROSPECTUS

                                1,200,000 SHARES

                                     INCYTE

                                  COMMON STOCK

     All of the 1,200,000 shares of Common Stock offered hereby are being sold by the Company. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol INCY. On July 30, 1997, the last reported sale price for the Common Stock was $67.75 per share. See "Price Range of Common Stock."
                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT(1)        COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share...............................       $67.00            $3.45             $63.55
-----------------------------------------------------------------------------------------------
Total(3)................................    $80,400,000        $4,140,000       $76,260,000
===============================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $260,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 177,713 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $92,306,771.00, $4,753,109.85 and $87,553,661.15, respectively. See
    "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about August 5, 1997, at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

          ALEX. BROWN & SONS
                  INCORPORATED

                                           VECTOR SECURITIES INTERNATIONAL, INC.

July 31, 1997

                                   [GRAPHIC]

     Incyte's products include an integrated platform of genomic databases, data management software tools and related reagents and services. Shown above are computer screen displays for selected database modules.
                            ------------------------

     LifeSeq and LifeSeq FL are registered trademarks of the Company. LifeSeq Atlas, LifeSeq GeneAlbum, PathoSeq, ZooSeq, PhytoSeq, LifeTools and LifeTools 3D are trademarks of the Company. Trademarks of other corporations and organizations are also referred to in this Prospectus.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto incorporated by reference in this Prospectus.

                                  THE COMPANY

     Incyte Pharmaceuticals, Inc. ("Incyte" or the "Company") is a leader in the design, development and marketing of genomic database products, genomic data management software tools and related reagents and services. The Company's genomic databases integrate bioinformatics software with proprietary and, when appropriate, publicly available genetic information to create information-based tools used by pharmaceutical and biotechnology companies in drug discovery and development. In building the databases, the Company utilizes high-throughput, computer-aided gene sequencing and analysis technologies to identify and characterize the expressed genes of the human genome, as well as certain animal, plant and microbial genomes. Incyte currently provides access to its genomic databases through collaborations with pharmaceutical and biotechnology companies worldwide. As of June 30, 1997, fifteen pharmaceutical or biotechnology companies and one agricultural company had entered into multi-year database collaboration agreements to obtain access to the Company's databases on a non-exclusive basis. Current database collaborators are:

Abbott Laboratories                Glaxo Wellcome plc             Novo Nordisk A/S
ARIAD Pharmaceuticals, Inc.        Hoechst AG                     Pfizer Inc
BASF AG                            F. Hoffmann-La Roche Ltd.      Pharmacia & Upjohn, Inc.
Bristol-Myers Squibb Company       Johnson & Johnson              Schering AG
Eli Lilly and Company              Monsanto Company               Zeneca Ltd.
Genentech, Inc.

Revenues from these collaborators generally include database access fees and, in some cases, additional fees for custom sequencing services, referred to as "satellite" database services. The Company's database agreements also provide for milestone payments and royalties to be received from database collaborators from the sale of products derived from proprietary information contained within one or more database modules. In addition, the Company has entered into an agreement with Novartis AG to furnish a customized enterprise-wide bioinformatics data management system based upon the Company's LifeTools suite of genomic software products.

     The Company's genomic databases are designed to meet the need of the pharmaceutical and biotechnology industries to utilize genomic information for the acceleration of the discovery and development of new diagnostic and therapeutic products. The construction of these databases has been made possible by technological advances enabling the production of large quantities of genetic information and by the development of sophisticated data management software tools. By searching the genomic databases, collaborators can integrate and analyze genetic information from multiple sources in order to discover genes that may represent the basis for new biological targets, therapeutic proteins, or gene therapy, antisense or diagnostic products.

     Since early 1996, the Company has expanded its portfolio of database modules from the LifeSeq gene sequence and expression database to also include the LifeSeq FL database of full-length genes, the LifeSeq Atlas mapping database, the PathoSeq microbial genomic database, the LifeTools suite of bioinformatics software programs, the LifeTools 3D data mining and visualization software, the LifeSeq GeneAlbum archive of DNA clones, and a variety of custom database and sequencing services. The introduction of the ZooSeq animal genomic database in 1997 marked the Company's first initiative to expand beyond databases with applications in drug discovery to those with applications in preclinical and clinical development. Each database module consists of a relational database that runs on UNIX-based client/server networks and incorporates HTML graphical user interfaces enabling collaborators to use multiple search tools and browse various database modules. The databases are available using either Oracle or Sybase database architectures and operate on Sun Microsystems, Digital Equipment Corporation and Silicon Graphics workstations.

     To date, the Company has focused predominantly on gene discovery, or the identification of new genes through the sequencing of partial gene fragments. Incyte has recently begun an initiative to obtain the full-length sequence of every human gene, or "gene closure." This multi-year effort could clarify information obtained with gene fragments as well as make available a set of DNA clones representing every gene. The Company believes that this effort will accelerate the ability of its collaborators to translate the information in the databases into products.

     The Company was incorporated in Delaware in 1991. Unless the context requires otherwise, the terms "Incyte" and the "Company" mean Incyte Pharmaceuticals, Inc. and its wholly owned subsidiaries. The Company's executive offices are located at 3174 Porter Drive, Palo Alto, California 94304 and its telephone number is (415) 855-0555.
                            ------------------------

     When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this Prospectus as to the timing of availability of products under development, the ability to commercialize products developed under collaborations and alliances, the performance and utility of the Company's products and services, and the adequacy of capital resources, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below as well as the extent of utilization of genomic information by the pharmaceutical and biotechnology industries in both research and development, risks relating to the development of new database products and their use by potential collaborators of the Company, the impact of technological advances and competition, and the risks set forth below under "Risk Factors." The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

                                  THE OFFERING

Common Stock offered.............................  1,200,000 shares
Common Stock to be outstanding after the           11,770,583 shares(1)
  offering.......................................
Use of proceeds..................................  For capital expenditures, including data processing-related computer hardware,
                                                   purchase of laboratory equipment,
                                                   scientific instrumentation and expansion
                                                   of facilities, strategic equity
                                                   investments in joint ventures or
                                                   businesses, acquisitions of businesses,
                                                   technologies or products and working
                                                   capital and other general corporate
                                                   purposes. See "Use of Proceeds."
Nasdaq National Market symbol....................  INCY

                            RECENT FINANCIAL RESULTS

     The Company's revenues, net income and earnings per share for the three months ended June 30, 1997 were $21.2 million, $1.9 million and $0.17, respectively, as compared to revenues of $8.4 million, net loss of $1.6 million and a net loss per share of $0.16, for the three months ended June 30, 1996. For the six months ended June 30, 1997, the Company's revenues, net income and earnings per share were $39.1 million, $2.9 million and $0.26, respectively, as compared to revenues of $14.7 million, a net loss of $3.6 million and a net loss per share of $0.36, for the six months ended June 30, 1996. The increase in revenues and net income resulted primarily from an increase in the number of database collaboration agreements, partially offset by continuing increases in costs and expenses.

                        SUMMARY FINANCIAL INFORMATION(2)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             THREE MONTHS
                                                                                                 ENDED
                                                            YEAR ENDED DECEMBER 31,            MARCH 31,
                                                          ----------------------------     -----------------
                                                            1994      1995      1996        1996      1997
                                                          --------   -------   -------     -------   -------
STATEMENT OF OPERATIONS DATA:
  Revenues..............................................  $  1,512   $12,212   $41,785     $ 6,274   $17,859
  Total costs and expenses..............................    13,497    23,139    50,821       8,990    17,304
  Net income (loss).....................................  $(11,475)  $(9,937)  $(6,761)    $(2,038)  $   981
  Net income (loss) per share...........................  $  (1.63)  $ (1.19)  $ (0.67)    $ (0.20)  $  0.09
  Shares used in computation of net income (loss) per
    share...............................................     7,030     8,367    10,156      10,034    11,453

                                                                                     MARCH 31, 1997
                                                                                -------------------------
                                                                                 ACTUAL    AS ADJUSTED(3)
                                                                                --------   --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities............................  $ 38,547      $114,547
  Working capital.............................................................    16,951        92,951
  Total assets................................................................    79,609       155,609
  Accumulated deficit.........................................................   (35,541)      (35,541)
  Stockholders' equity........................................................    46,258       122,258

---------------

(1) Based upon the number of shares of Common Stock outstanding as of June 30, 1997. Does not include (i) 1,583,753 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 1997 at a weighted average exercise price of $25.92 per share, (ii) 614,250 additional shares reserved for issuance and available for grant or sale under the Company's stock option plans as of June 30, 1997, and (iii) 200,000 shares reserved for issuance and available for sale under the Company's employee stock purchase plan as of June 30, 1997. See "Capitalization."

(2) Restated to reflect the combined results and financial position of Incyte and Genome Systems, Inc. See Note 6 of Notes to Consolidated Financial Statements.

(3) Adjusted to give effect to the receipt of the estimated net proceeds from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby. See "Use of Proceeds" and "Capitalization."
                            ------------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby.

     Limited Operating History; History of Operating Losses; Uncertainty of Continued Profitability or Revenues. The Company has had a limited operating history and is at an early stage of development. For the years ended December 31, 1996, 1995 and 1994, the Company had net losses of $6.8 million, $9.9 million and $11.5 million, respectively, and as of March 31, 1997, the Company had an accumulated deficit of $35.5 million. The Company's increase in throughput of its gene sequencing and database efforts, together with the development of new products and expansion of its marketing, sales and customer service staff, will require a continued increase in expenditures in 1997 and beyond. While the Company has reported profits since the fourth quarter of 1996, there can be no assurance that the Company can maintain profitability. The Company's ability to achieve and maintain significant revenues will be dependent upon its ability to obtain additional database collaborators and retain existing collaborators. The Company's ability to maintain profitability will be dependent upon its ability to obtain such database collaborators, the level of expenditures necessary for the Company to maintain and support its services to its collaborators, and the extent to which it incurs research and development, investment, acquisition-related or other expenses related to the development and provision of its products and services to database collaborators. While the Company currently has sixteen database collaborations, there can be no assurance that the Company will be able to obtain any additional agreements for such products and services. Further, the Company's database collaboration agreements typically have a term of three years, which may be terminated earlier by a collaborator if the Company breaches the database collaboration agreement, which may include certain performance obligations, and fails to cure such breach within a specified period. One of the Company's database collaboration agreements expires at the end of 1997 and there can be no assurance that the agreement will be renewed, and, if renewed, under what terms. Further, beginning in August 1997, one database collaborator has the right on 30 days' written notice to terminate its database collaboration agreement. There can be no assurance that any of the Company's database collaboration agreements will be renewed upon expiration or not terminated earlier in accordance with its terms. The loss of revenues from any database collaborator could have a material adverse effect on the Company's business, financial condition and results of operations.

     An element of the Company's commercialization strategy is the licensing to database collaborators of the Company's patent rights to individual partial genes or full-length cDNA sequences from the Company's proprietary sequence database for development as potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license would require several years of further development, clinical testing and regulatory approval prior to commercialization. Accordingly, the Company does not expect to receive any milestone or royalty payments from any such licenses for a substantial period of time, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fluctuations in Operating Results. The Company's operating results may fluctuate significantly from quarter to quarter as a result of a variety of factors, including changes in the demand for the Company's products and services, the pricing of database access to database collaborators, the nature, pricing and timing of other products and services provided to the Company's collaborators, changes in the research and development budgets of the Company's collaborators and potential collaborators, capital expenditures, acquisition and licensing costs and other costs related to the expansion of Incyte's operations, and the introduction of competitive databases or services. In particular, the Company has a limited ability to control the timing of database installations, there is a lengthy sales cycle required for the Company's database products, the Company's revenue levels are difficult to forecast, the time required to complete custom orders can vary significantly and the Company's increasing levels of investment in external alliances could result in significant quarterly fluctuations in expenses due to the payment of milestones, license fees or research payments. The Company's investments in joint ventures and businesses may require the Company to record losses or expenses related to its proportionate ownership interest in such entities, the acquisition of in-process technologies, or the impairment in the value of the securities underlying such investments. In addition, the need for continued investment in development of the Company's databases and related products and services and for extensive ongoing collaborator support capabilities results in significant fixed expenses. If revenue in a particular period does not meet expectations, the Company may not be able to adjust significantly its level of expenditures in such period, which would have an adverse effect on the Company's operating results. The Company believes that quarterly comparisons of its financial results will not necessarily be meaningful and should not be relied upon as an indication of future performance. Due to the foregoing and other unforeseen factors, it is likely that in some future quarter or quarters the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Competition and Technological Changes. There are a finite number of genes in the human genome, and competitors may seek to identify, sequence and determine in the shortest time possible the biological function of a large number of genes in order to obtain a proprietary position with respect to the largest number of new genes discovered. There are a number of companies, other institutions, and government-financed entities, including Human Genome Sciences, Inc. ("HGS"), the National Institutes of Health ("NIH"), the Department of Energy, Merck & Co., Inc. ("Merck") (in conjunction with Washington University) and The Institute for Genomic Research ("TIGR"), engaged in gene sequencing. Many of these companies, institutions and entities have greater financial and human resources than the Company. In addition, the Company is aware that HGS and at least one other company have developed genomic databases and are marketing their data to pharmaceutical companies. Merck and TIGR have each made the results of their sequencing efforts publicly available. The Company expects that additional competitors may attempt to establish gene sequence, gene expression or other genomic databases in the future.

     In addition, competitors may discover and establish patent positions with respect to gene sequences in Company's databases. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome or on microbial or plant genes could decrease the potential value of the Company's databases to the Company's collaborators and adversely affect the Company's ability to realize royalties or other revenue from commercialization of products based upon such genetic information.

     The gene sequencing machines that are utilized in the Company's high-throughput computer-aided gene sequencing operations are commercially available and are currently being utilized by several competitors. Moreover, some of the Company's competitors or potential competitors are in the process of developing, and may successfully develop, proprietary sequencing technologies that may be more advanced than the technology used by the Company. In addition, the Company is aware that there are a number of companies pursuing alternative methods for generating gene expression information, including those developing microarray technologies. There can be no assurance that such advanced sequencing or gene expression technologies, if developed, will be commercially available for purchase or license by the Company on reasonable terms, or at all.

     A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in the management and analysis of their own genomic data, as well as the analysis of sequence data available in the public domain. Some of these entities have access to significantly greater resources than the Company and there can be no assurance that these products would not achieve greater market acceptance than the products offered by the Company.

     The Company's databases also require extensive software support and incorporate features determined by database collaborators' needs. To the extent the Company experiences delays or difficulties in implementing its database software or collaborator-requested features, its ability to service its collaborators may be adversely affected, which might have an adverse effect on the Company's business and operating results.

     The genomics industry is characterized by extensive research efforts and rapid technological progress. To remain competitive, the Company will be required to continue to expand its databases and to enhance the functionality of its bioinformatics and database software. New developments are expected to continue and there can be no assurance that discoveries by others will not render the Company's services and potential products noncompetitive. See "Business -- Competition."

     New and Uncertain Business. The Company's genomic database business and the use of its databases, software tools and related services to assist its collaborators and potentially improve the efficiency of the traditional drug discovery process represent a business for which there is no precedent. There can be no assurance that the Company's database collaborators or potential collaborators will determine the Company's databases, software tools and related services to be useful and cost-effective. The Company's strategy of using high-throughput sequencing to identify genes rapidly and obtain proprietary rights in as many genes as possible is unproven. In addition, the Company has limited experience in providing software-based relational database products or services. The Company's ability to sustain profitability depends on attracting additional collaborators and retaining existing collaborators for its database and sequencing products and services. The nature and price of the Company's database and sequencing products and services are such that there is a limited number of pharmaceutical and biotechnology companies that are potential collaborators for such products and services. Additional factors that may affect demand for the Company's products and services include the extent to which potential collaborators choose to conduct in-house gene sequencing and bioinformatics analysis, the emergence of competitors offering similar services at competitive prices, the ability of the Company to service satisfactorily its existing collaborators, the extent to which the gene and related information in the Company's database is made public by, or is the subject of, patents issued to others, and the emergence of technological innovations in gene sequencing, gene expression profiling or bioinformatics and relational database software that are more advanced than the technology used by and available to the Company. There can be no assurance that the Company will be able to attract additional collaborators on acceptable terms for its products and services or develop a sustainable profitable business.

     Risks Associated with Strategic Investments. The Company intends to use a portion of the net proceeds from this offering to fund strategic equity investments in joint ventures or businesses that complement the business of the Company. These investments may require the Company to record losses and expenses related to its proportionate ownership interest in such entities, the acquisition of in-process technologies, or the impairment in the value of the securities underlying such investments. Such losses may exceed amounts anticipated, which could result in the Company's operating results being below the expectations of public market analysts and investors. In addition, the Company could be required to invest greater amounts than initially anticipated or to devote substantial management time to the management of research and development relationships and joint ventures. The occurrence of any of the foregoing could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Acquisitions. As part of its business strategy, the Company may from time to time acquire assets and businesses principally relating to or complementary to its operations, including for the purpose of acquiring specific technology. The Company acquired Genome Systems, Inc. ("Genome Systems") and Combion, Inc. ("Combion") in July 1996 and August 1996, respectively. Genome Systems, located in St. Louis, Missouri and Combion, located in Pasadena, California, are geographically disparate from the Company's Palo Alto, California headquarters, which may make the integration and management of their operations more difficult. These and any other acquisitions by the Company will be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things, potential exposure to unknown liabilities of acquired companies or to acquisition costs and expenses exceeding amounts anticipated for such purposes, fluctuations in the

Company's quarterly and annual operating results due to the costs and expenses of acquiring and integrating new businesses or technologies, the difficulty and expense of assimilating the operations and personnel of the acquired businesses, the potential disruption of the Company's ongoing business and diversion of management time and attention, the inability to successfully integrate or to complete the development and application of acquired technology and the potential failure to achieve anticipated financial, operating and strategic benefits from such acquisitions, difficulties in establishing and maintaining uniform standards, controls, procedures and policies, the impairment of relationships with and possible loss of key employees and customers of acquired businesses as a result of changes in management and ownership, the incurrence of amortization expenses if an acquisition is accounted for as a purchase, and dilution to the stockholders of the Company if the consideration for the acquisition consists of equity securities. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. If the Company is unsuccessful in doing so, its business, financial condition and results of operations could be materially and adversely affected.

     Lengthy Sales Cycle. The ability of the Company to obtain new collaborators for its databases, software tools and related services depends in significant part upon prospective collaborators' perceptions that the Company's databases, software tools, and related services can help accelerate drug discovery efforts. The sales cycle is typically lengthy due to the education effort that is required, as well as the need to effectively sell the benefits of the Company's databases, software tools, and related services to a variety of constituencies within potential collaborator companies, including research and development personnel and top management. In addition, each database collaboration involves the negotiation of agreements containing terms that may be unique to each partner, such as the scope of any licenses granted and whether satellite database services or access to multiple database modules is desired. The Company may expend substantial funds and management effort with no assurance that a database collaboration will result.

     Uncertainty of Protection of Patents and Proprietary Rights. The Company's database business and competitive position are dependent in part upon its ability to protect its proprietary database information and software technology. Despite the Company's efforts to protect its proprietary database information and software technology, unauthorized parties may attempt to obtain and use information that the Company regards as proprietary. Although the Company's database collaboration agreements require its collaborators to provide adequate security for the Company's databases and access thereto, policing unauthorized use of the Company's databases and software by the Company or its collaborators is difficult. The Company relies on patent, trade secret, and copyright law, and nondisclosure and other contractual arrangements to protect its proprietary information.

     To date, the Company has been issued a number of patents with respect to the gene sequences in the Company's databases and has not been issued patents or registered copyrights for its related software. Patents cannot prevent others from developing, selling or licensing databases which include sequences which might be covered by the Company's patents and copyrights. The Company cannot prevent others from independently developing software which might be covered by any copyrights issued to the Company and trade secret laws do not prevent independent development. Thus, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary information, that such information will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets.

     The Company pursues a policy of having its employees, consultants and advisors execute proprietary information and invention agreements upon commencement of employment or consulting relationships with the Company, which agreements provide that all confidential information developed or made known to the individual during the course of the relationship shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information.

     The Company's current policy is to file patent applications on what it believes to be novel full-length cDNA sequences and partial sequences obtained through the Company's high-throughput computer-aided gene sequencing efforts. The Company has filed U.S. patent applications in which the Company has claimed certain partial gene sequences and has filed U.S. and European patent applications claiming full-length gene sequences associated with cells and tissues that are the subject of the Company's high-throughput gene sequencing program. To date the Company holds a number of issued U.S. patents on full-length genes, but no patent has issued under any of the Company's patent applications claiming partial gene sequences. The Company is aware that Merck (in conjunction with Washington University) and TIGR have made certain gene sequences publicly available, which may adversely affect the ability of the Company and others to obtain patents on such genes. There can be no assurance that such publication of sequence information will not adversely affect the Company's ability to obtain patent protection for certain sequences that have been made publicly available.

     The Company is aware that certain of its patent applications cover genes which are also contained in patent applications filed by others with potentially competing patent claims. Some of these potential conflicts may be decided in interference proceedings before the United States Patent and Trademark Office ("USPTO"). Given the large number of applications filed by the Company, a large number of interference proceedings could be expensive and time consuming. In addition, it is impossible to predict how many, if any, of these competing patent claims will be resolved in the Company's favor.

     The patentability of partial gene sequences in general is uncertain, involves complex legal and factual questions, and has recently been the subject of much controversy. As a result, there can be no assurance that patent applications filed by the Company on such partial gene sequences will result in patents being issued, or that any issued patents will provide protection against competitors. Even if patents are issued for partial gene sequences, there may be uncertainty as to the scope of the coverage, enforceability or commercial protection provided by any such patents. Certain court decisions suggest that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence and that patent claims to a partial sequence may not cover a full-length sequence inclusive of that partial sequence.

     There has been substantial backlog of biotechnology patent applications and, in particular, applications which claim gene sequences at the USPTO. In 1996, the USPTO issued guidelines limiting the number of gene sequences that can be contained within a single patent application. Many of the Company's patent applications containing multiple partial sequences contain more sequences than the maximum number allowed under the new guidelines. The Company is reviewing its options and it is possible that due to the resources needed to comply with the guidelines, the Company may decide to abandon seeking patent protection for some of its partial gene sequences.

     In view of the delay in obtaining allowance of patent applications, and the secrecy of patent applications, the Company does not know if other applications that would have priority over the Company's applications have been filed. Furthermore, changes in U.S. patent laws resulting from the General Agreement on Tariffs and Trade ("GATT") became effective in June 1995. Most notably, GATT resulted in U.S. law being amended to change the term of patent protection from seventeen years from patent issuance to twenty years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a twenty-year patent term from the date of filing may result in a substantially shortened term of patent protection, which may adversely affect the Company's period of exclusivity under any patents that may issue to the Company. Pending applications claiming large numbers of gene sequences may, in some situations, need to be refiled while claiming priority to the earliest filing date and, in such situations, the patent term will be measured from the date of the earliest priority application, thereby reducing the patent term and having a potentially adverse effect on the Company's period of exclusivity.

     Biotechnology patent law outside the United States is even more uncertain and is currently undergoing review and revision in many countries. Further, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The Company may participate in opposition proceedings to determine the validity of its or its competitors' non-U.S. patents, which could result in substantial costs to and diversion of effort by the Company.

     As the biotechnology industry expands, more patents are issued and other companies engage in the business of discovering genes through the use of high speed sequencers and in other genomic-related businesses, the risk increases that the Company's potential products may be subject to claims that they infringe the patents of others. Further, the Company is aware of several issued patents in the field of microarray or gridding technology, which can be utilized in the generation of gene expression information. Certain of these patents are the subject of litigation. Therefore, the Company's operations may require it to obtain licenses under any such patents or proprietary rights, and no assurance can be given that such licenses would be made available on terms acceptable to the Company. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary rights of others. The Company is aware that certain of its patent applications cover genes which are also contained in patent applications filed by others with potentially competing patent claims. Interference proceedings may be necessary to establish which party was the first to invent or the first to obtain a particular gene sequence for the purpose of patent protection. Such litigation or proceedings could result in substantial costs to and diversion of effort by the Company and may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that these efforts by the Company will be successful.

     As is typical in the genomics and software industries the Company has from time to time received notices from third parties alleging infringement claims. The Company believes that it is not infringing the patent rights of any such third party, and in circumstances in which the Company has determined a response to such a claim to be appropriate, the Company has so notified the claimant. To date, no third party has taken any action with respect to an alleged claim against the Company. There can be no assurance that action will not be taken against the Company in the future, either with respect to previously asserted or new claims or that if any action is taken, what the outcome of such action will be. See "Business -- Patents and Proprietary Technology."

     Future Capital Needs; Uncertainty of Additional Funding. The Company believes that the net proceeds from this offering, together with its existing cash, cash equivalents and marketable securities, should be adequate to satisfy the Company's projected working capital, capital expenditure and other cash requirements at least through 1998. However, the Company can offer no assurance that the Company will be able to obtain additional database collaborators or retain existing collaborators for the Company's databases or that such database products and services will produce revenues, which together with the Company's cash, cash equivalents, and marketable securities, will be adequate to fund the Company's cash requirements. The Company's cash requirements depend on numerous factors, including the ability of the Company to attract collaborators to its databases and genomic products and services; the Company's research and development activities, including expenditures in connection with alliances, license agreements and acquisitions of and investments in complementary technologies and businesses; competing technological and market developments; the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights; the purchase of additional capital equipment, including capital equipment necessary to ensure that the Company's sequencing operation remains competitive; and the costs associated with the integration of new operations assumed through mergers and acquisitions. In particular, the Company expects its cash requirements to increase in the remainder of 1997 and in 1998 as it increases its investment in data processing-related computer hardware in order to support its existing and new database products; continues to seek access to technologies through investments, alliances, license agreements, and/or acquisitions; and addresses its needs for larger facilities and/or improvements in existing facilities. There can be no assurance that changes in the Company's research and development plans or other changes affecting the Company's operating expenses will not result in changes in the timing and amount of expenditures of the Company's capital resources. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's existing stockholders. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into collaborative arrangements that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management of Growth. The Company has recently experienced, and expects to continue to experience significant growth in the number of its employees and the scope of its operations. This growth has placed, and may continue to place, a significant strain on the Company's management and operations. The Company's ability to manage effectively such growth will depend upon its ability to broaden its management team and its ability to attract, hire and retain skilled employees. The Company's success will also depend on the ability of its officers and key employees to continue to implement and improve its operational, management information and financial control systems and to expand, train and manage its employee base. In addition, the Company must continue to take steps to provide customer support resources as the number of overall database collaborators and the number of requests from collaborators increases. Further, the Company's database collaborators typically have worldwide operations and may require support at multiple U.S. and foreign sites. Providing this support will require the Company to manage international customer support services from its Palo Alto, California headquarters or to open non-U.S. offices, either of which could result in additional burdens on the Company's systems and resources. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Key Employees. The Company is highly dependent on the principal members of its scientific and management staff, including Roy A. Whitfield, its Chief Executive Officer, and Randal W. Scott, its President and Chief Scientific Officer, the loss of whose services would have a material adverse effect on the Company's business. The Company has not entered into any employment agreements with any of such persons and does not maintain any key person life insurance policy on the life of any employee. The Company's future success also will depend in part on the continued service of its key scientific, software, bioinformatics and management personnel and its ability to identify, hire and retain additional personnel, including personnel in the customer service and marketing areas. There is intense competition for such qualified personnel in the areas of the Company's activities, especially with respect to experienced bioinformatics and software personnel, and there can be no assurance that the Company will be able to continue to attract and retain such personnel necessary for the development of the Company's business. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Human Resources" and "Management."

     Dependence on Others. The Company currently uses a single supplier to provide its gene sequencing machines and a single supplier to provide certain reagents required in connection with the gene sequencing process. While other gene sequencing machines are available, the Company does not believe that they are as efficient as the machines currently used by the Company. In addition, while the Company is evaluating certain second generation gene sequencing machines, there can be no assurance that these second generation sequencing machines will ever become commercially available, available at acceptable costs, or prove to be more effective than current machines. Should the Company be unable to obtain additional machines or an adequate supply of reagents or other materials at commercially reasonable rates, its ability to continue to identify genes through gene sequencing would be adversely affected. In addition, although the Company obtains tissue samples from which mRNA may be isolated from a number of sources, the loss of access to some of these sources, increased fees for access to these sources or increased restrictions on use of the information generated could adversely affect the Company's business. See "Business -- Products,"
"-- Database Production" and "-- Development Programs."

     The Company's strategy for the development of its database and sequencing business and the commercialization of its portfolio of partial and full-length gene sequences may require the Company to enter into various research and development relationships with corporate and academic collaborators and others. The success of these relationships is dependent upon the performance of outside parties of their responsibilities. There can be no assurance that the Company will be able to establish collaborative arrangements or license agreements that the Company deems necessary or acceptable to develop its database and sequencing business or, in the future, to commercialize its portfolio of partial and full-length gene sequences or that such collaborative arrangements or license agreements will be successful. In addition, there can be no assurance that the collaborators will not be pursuing alternative technologies or developing alternative products either on their own or in collaboration with others, including the Company's competitors.

     The Company has relied on scientific, technical, pathology, commercial and other data supplied and disclosed by others, including its academic collaborators and sources of tissue samples, and may rely on such data in the construction of its database. There can be no assurance that such data contains no errors or omissions, the knowledge of which would adversely change the prospects for the Company's business. See "Business -- Database Production."

     Hazardous Materials; Environmental Matters. The Company's research and development involves the controlled use of hazardous and radioactive materials and biological waste. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material additional capital expenditures for environmental control facilities in the near-term, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations. See "Business -- Government Regulation."

     Reliance on Pharmaceutical Industry; Uncertainty of Health Care Reform and Related Matters. The Company expects that all of its revenues in the foreseeable future will be derived from products and services provided to the pharmaceutical and biotechnology industries. Accordingly, the Company's success in the foreseeable future is directly dependent upon the success of the companies within those industries and their continued demand for the Company's products and services. The Company's operations may in the future be subject to substantial period-to-period fluctuations as a consequence of reductions and delays in research and development expenditures by companies in such industries resulting from factors such as changes in economic conditions, pricing pressures, market-driven pressures on companies to consolidate and reduce costs, and other factors affecting research and development spending. In addition, the levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means. The Company cannot predict the effect health care reforms may have on its business, and no assurance can be given that any such reforms will not have a material effect on the Company. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition or profitability of pharmaceutical companies that are prospective collaborators or licensees for the Company's databases or the Company's potentially novel genes that may lead to therapeutic or diagnostic products, the Company's ability to commercialize such products may be adversely affected. There can be no assurance that the occurrence of any of the foregoing factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     Risk of Business Interruption. The Company conducts all of its sequencing and other activities at its facilities in Palo Alto, California, a seismically active area. Although the Company maintains business interruption insurance, the Company does not currently have, nor does it plan to obtain, earthquake insurance. A major catastrophe (such as an earthquake or other natural disaster) could result in a prolonged interruption of the Company's business.

     Possible Volatility of Stock Price. The market price of the shares of Common Stock, like that of the common stock of many other life sciences and technology companies, is likely to be highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The Common Stock may be particularly subject to such fluctuations due to its relatively limited trading volume. The market price of the Common Stock could be subject to significant fluctuations in response to variations in the Company's anticipated or actual operating results, sales of substantial amounts of Common Stock, announcements concerning the Company or its competitors, including technological innovations or new commercial products or services, developments in patent or other proprietary rights of the Company or its competitors, including litigation, conditions in the life sciences, pharmaceuticals or genomics industries, governmental regulation, health care legislation, changes in estimates of the Company's performance by securities analysts, failure to meet securities analysts' expectations, market conditions for life sciences or technology stocks in general, and other events or factors.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be $76,000,000 ($87,294,000 if the Underwriters' over-allotment option is exercised in full).

     Of the net proceeds of this offering, the Company currently anticipates that approximately $35 million of the net proceeds will be used for capital expenditures, including data processing-related computer hardware, laboratory equipment, scientific instrumentation and expansion of the Company's facilities. In addition, the Company expects to utilize a significant portion of the net proceeds to make strategic equity investments in joint ventures or businesses, or for the acquisition of businesses, technologies and products that complement the Company's business. Although the Company is continually in discussions with respect to strategic investments and acquisitions, as of the date of this Prospectus, no commitments have been made and no definitive agreements have been reached. See "Risk Factors -- Risks Associated with Strategic Investments" and "-- Risks Associated with Acquisitions." The balance of the net proceeds will be utilized for working capital and general corporate purposes, including research and development expenses to expand the Company's high-throughput gene sequencing program and software development in connection with the Company's databases. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing obligations.

     The cost, timing and amount of funds required for such uses by the Company cannot be determined precisely at this time and will be based on competitive developments, the Company's research and development activities, technological advances, payments under database collaboration agreements with the Company and the availability of alternate methods of financing. The Board of Directors has broad discretion in determining how the proceeds of this offering will be applied. Based upon its current plans, the Company believes the proceeds of this offering, together with its existing resources and anticipated cash flow from operations, will be adequate to satisfy its capital needs at least through 1998. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock was traded on the American Stock Exchange from the Company's initial public offering on November 4, 1993 until January 15, 1996. Since January 16, 1996, the Common Stock has been traded on the Nasdaq National Market under the symbol INCY. The following table sets forth for the periods indicated the high and low sales prices for the Common Stock on the applicable market.

        1995                                                          HIGH       LOW
                                                                     ------     ------
          1st Quarter..............................................  $19.50     $12.88
          2nd Quarter..............................................   17.25      14.25
          3rd Quarter..............................................   24.38      16.00
          4th Quarter..............................................   25.13      16.50

        1996
          1st Quarter..............................................   39.38      24.63
          2nd Quarter..............................................   39.88      23.13
          3rd Quarter..............................................   49.75      32.50
          4th Quarter..............................................   52.88      35.50

        1997
          1st Quarter..............................................   74.50      48.13
          2nd Quarter..............................................   71.75      41.50
          3rd Quarter (through July 30, 1997)......................   72.00      60.75

     On July 30, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $67.75. As of June 30, 1997, there were approximately 170 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 1,200,000 shares of Common Stock offered hereby and the receipt of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                             MARCH 31, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Noncurrent portion of capital lease obligations and notes payable.....  $     28      $      28
                                                                        --------       --------
Stockholders' equity:
  Preferred Stock, $0.001 par value; 5,000,000 shares authorized; none
     issued and outstanding...........................................        --             --
  Common Stock, $0.001 par value; 20,000,000 shares authorized(1);
     10,474,715 shares issued and outstanding, actual; 11,674,715
     shares issued and outstanding, as adjusted(2)....................        10             12
  Additional paid-in capital..........................................    81,923        157,921
  Unrealized gain (loss) on available-for-sale securities.............      (134)          (134)
  Accumulated deficit.................................................   (35,541)       (35,541)
                                                                        --------       --------
     Total stockholders' equity.......................................    46,258        122,258
                                                                        --------       --------
          Total capitalization........................................  $ 46,286      $ 122,286
                                                                        ========       ========

------------------------------

(1) On July 2, 1997, the Company filed an amendment to its Certificate of Incorporation to increase the number of shares of Common Stock authorized to 75,000,000.

(2) Excludes (i) 1,583,753 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 1997 at a weighted average exercise price of $25.92 per share, which were granted pursuant to the Company's stock option plans, (ii) 614,250 additional shares reserved for issuance and available for grant or sale under the Company's stock option plans as of June 30, 1997, and (iii) 200,000 shares reserved for issuance and available for sale under the Company's employee stock purchase plan as of June 30, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The statement of operations data for each of the three years in the period ended December 31, 1996, and the balance sheet data at December 31, 1995 and 1996 are derived from the audited Consolidated Financial Statements of the Company audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus and are qualified by reference to such Consolidated Financial Statements and Notes related thereto. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 have been derived from audited financial statements of the Company audited by Ernst & Young LLP that are not included or incorporated by reference herein. The statement of operations data for the three months ended March 31, 1996 and 1997 and balance sheet data at March 31, 1997 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair statement of the information set forth therein. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for any future period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes included elsewhere in this Prospectus.

                                                                                                            THREE MONTHS
                                                                                                                ENDED
                                                            YEAR ENDED DECEMBER 31,                           MARCH 31,
                                           ---------------------------------------------------------     -------------------
                                            1992        1993         1994         1995        1996        1996        1997
                                           -------     -------     --------     --------     -------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:(1)
Revenues.................................  $ 1,701     $   672     $  1,512     $ 12,212     $41,785     $ 6,274     $17,859
Costs and expenses:
  Research and development...............    3,194       4,764       11,169       19,212      40,864       7,745      14,730
  Selling, general and administrative....      666         737        2,328        3,927       6,792       1,245       2,574
  Charge for purchase of in-process
    research and development.............       --          --           --           --       3,165          --          --
                                           -------     -------     --------     --------     -------     -------     -------
Total costs and expenses.................    3,860       5,501       13,497       23,139      50,821       8,990      17,304
                                           -------     -------     --------     --------     -------     -------     -------
Income (loss) from operations............   (2,159)     (4,829)     (11,985)     (10,927)     (9,036)     (2,716)        555
Interest and other income, net...........       33          60          510          990       2,275         678         478
                                           -------     -------     --------     --------     -------     -------     -------
Income (loss) before income taxes........   (2,126)     (4,769)     (11,475)      (9,937)     (6,761)     (2,038)      1,033
Provision for income taxes...............       --          --           --           --          --          --         (52)
                                           -------     -------     --------     --------     -------     -------     -------
Net income (loss)........................  $(2,126)    $(4,769)    $(11,475)    $ (9,937)    $(6,761)    $(2,038)    $   981
                                           =======     =======     ========     ========     =======     =======     =======
Net income (loss) per share..............  $ (0.98)    $ (2.01)    $  (1.63)    $  (1.19)    $ (0.67)    $ (0.20)    $  0.09
                                           =======     =======     ========     ========     =======     =======     =======
Shares used in computation of net income
  (loss) per share.......................    2,178       2,369        7,030        8,367      10,156      10,034      11,453

                                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------     MARCH 31,
                                                   1992        1993         1994         1995         1996         1997
                                                  -------     -------     --------     --------     --------     ---------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:(1)
Cash, cash equivalents and marketable
  securities....................................  $ 5,480     $15,540     $ 25,257     $ 41,181     $ 38,250     $ 38,547
Working capital.................................    4,903      14,865       20,866       38,983       22,047       16,951
Total assets....................................    6,832      17,807       29,350       58,782       66,876       79,609
Capital lease obligations, less current
  portion.......................................      372         517          148          147           37           28
Accumulated deficit.............................   (3,580)     (8,349)     (19,824)     (29,761)     (36,522)     (35,541)
Stockholders' equity............................    5,861      16,451       24,344       47,503       45,247       46,258

---------------

(1) Restated to reflect the combined results and financial position of Incyte and Genome Systems. See Note 6 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. When used in this discussion, the word "expects" and similar expressions are intended to identify forward-looking statements. Such statements, which include statements as to expected expenditure levels and the adequacy of capital resources, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below as well as the ability of the Company to obtain and retain database collaborators, competition from other entities, and the cost of accessing technologies developed by other companies, and the risks set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company designs, develops and markets genomic database products, genomic data management software tools and related reagents and services. The Company's genomic databases integrate bioinformatics software with proprietary and, when appropriate, publicly available genetic information to create information-based tools used by the pharmaceutical and biotechnology companies in drug discovery and development. In building the databases, the Company utilizes high-throughput, computer-aided gene sequencing and analysis technologies to identify and characterize the expressed genes of the human genome as well as certain animal, plant and microbial genomes.

     Revenues recognized by the Company are predominantly related to database collaboration agreements and consist primarily of non-exclusive database access fees. Revenues also include the sales of genomic screening products and services and fees for custom or "satellite" database services. The Company's database collaboration agreements also provide for future milestone payments and royalties from the sale of products derived from proprietary information obtained through the databases. There can be no assurance that any database collaborators will ever generate products from information contained within the databases and thus that the Company will ever receive milestone payments or royalties. In addition, there can be no assurance that any of the Company's database agreements will be renewed upon expiration, typically after a term of three years, or will not be terminated earlier in accordance with its terms. See "Risk Factors -- Limited Operating History; History of Operating Losses; Uncertainty of Continued Profitability or Revenues."

     The Company's operating results may fluctuate significantly from quarter to quarter as a result of a variety of factors, including changes in the demand for the Company's products and services, the pricing of database access to database collaborators, the nature, pricing and timing of other products and services provided to the Company's collaborators, changes in the research and development budgets of the Company's collaborators and potential collaborators, capital expenditures, acquisition and licensing costs and other costs related to the expansion of Incyte's operations, and the introduction of competitive databases or services. See "Risk Factors -- Fluctuations in Operating Results."

     In July 1996, the Company issued Common Stock in exchange for all of the outstanding shares of Genome Systems, a genomics service company located in St. Louis, Missouri. The transaction has been accounted for as a pooling of interests, and the consolidated financial statements discussed herein and all historical financial information have been restated to reflect the combined operations of both companies. In August 1996, the Company acquired for stock Combion, a microarray technology company located in Pasadena, California. The acquisition of Combion has been accounted for as a purchase, and the consolidated financial statements discussed herein include the results of Combion from the date of acquisition, August 15, 1996, forward. See Note 6 of Notes to Consolidated Financial Statements.

RECENT FINANCIAL RESULTS

     The Company's revenues, net income and earnings per share for the three months ended June 30, 1997 were $21.2 million, $1.9 million and $0.17, respectively, as compared to revenues of $8.4 million, a net loss of $1.6 million and a net loss per share of $0.16 for the three months ended June 30, 1996. For the six months ended June 30, 1997, the Company's revenues, net income and earnings per share were $39.1 million, $2.9 million and $0.26, respectively, as compared to revenues of $14.7 million, a net loss of $3.6 million and a net loss per share of $0.36 for the six months ended June 30, 1996. The increase in revenues and net income resulted primarily from an increase in the number of database collaboration agreements, partially offset by continuing increases in costs and expenses.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND 1996

     Revenues. Revenues for the three months ended March 31, 1997 increased to $17.9 million, compared to $6.3 million for the corresponding period in 1996. Revenues resulted primarily from database access fees and, to a much lesser extent, from genomic screening products and services and custom satellite database services. The increase in revenues from the corresponding quarter of 1996 was primarily due to an increase in the number of database collaboration agreements. The Company recognizes revenue from these agreements ratably over the terms of the agreements commencing upon installation. Revenue is deferred for fees received before earned. Revenues for reagents and genomic screening products are recognized when shipped and revenues for genomic screening services are recognized upon completion.

     Costs and Expenses. Total costs and expenses for the three months ended March 31, 1997 increased to $17.3 million, compared to $9.0 million for the corresponding period in 1996. Research and development expenses accounted for 84% of the increase and selling, general and administrative expenses represented 16% of the increase from period to period. Total costs and expenses are expected to increase in the foreseeable future due to continued investment in new product development and data production, obligations under existing and future research and development alliances, and increased investment in marketing, sales and customer services. The magnitude of the Company's operating expenses will largely be a function of the Company's ability to secure new collaborators for its database products and services. However, if the Company does not obtain additional collaborators in a timely manner or if the Company's database collaborators do not renew their collaboration agreement at the end of their applicable terms, the Company may not be able to adjust significantly its level of expenditures in any period, which would have an adverse effect on the Company's operating results.

     Research and development expenses increased to $14.7 million for the three months ended March 31, 1997, compared to $7.7 million for the corresponding period in 1996. The increase from 1996 to 1997 was primarily attributable to the increase in the production of gene sequence and mapping information, increased bioinformatics and database development efforts, costs related to intellectual property protection and expenses related to continuing operations at Combion and expanding operations at Genome Systems. The Company expects research and development spending to increase over the next few years as the Company continues to broaden its gene sequence production operations, pursue the development of new database products and services, invest in new technologies and invest in the continued protection of its intellectual property.

     Selling, general and administrative expenses increased to $2.6 million for the three months ended March 31, 1997, compared to $1.2 million for the corresponding period in 1996. The increase is due primarily to growth in marketing, sales and customer services and additional administrative personnel required to support growth of the Company. The Company expects that selling, general and administrative expenses will increase throughout 1997 due to continued growth in marketing, sales and customer support, as well as expanding operations.

     Interest and Other Income, Net. Interest and other income, net decreased to $0.5 million for the three months ended March 31, 1997 compared to $0.7 million for the same period in 1996. The decrease is due primarily to reduced interest income from lower average cash and investment balances.

     Provision for Income Taxes. The estimated effective annual income tax rate for the three months ended March 31, 1997 is 5%, which represents the provision for federal and state alternative minimum taxes after utilization of net operating loss carryforwards. No provisions have been recorded prior to this quarter as the Company has historically incurred annual net operating losses. See Note 5 of Notes to Consolidated Financial Statements.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Since inception, the Company has incurred annual operating losses and, as of December 31, 1996, had an accumulated deficit of $36.5 million. The Company incurred a net loss for the year ended December 31, 1996 of $6.8 million, compared to a loss of $9.9 million and $11.5 million for 1995 and 1994, respectively. On a per share basis, the losses for the years ended December 31, 1996, 1995 and 1994 were $0.67, $1.19 and $1.63, respectively. The sequential decrease in net loss per share is due in part to the decrease in net loss and in part due to the increase in the number of shares used to calculate net loss per share from year to year. In November 1995, the Company completed a follow-on public offering of 1.8 million shares and in 1996 the Company issued a total of 277,244 shares in connection with its business combinations with Genome Systems and Combion.

     Revenues. Total revenues were $41.8 million in 1996, compared to $12.2 million in 1995 and $1.5 million in 1994. The increases in revenues were primarily due to an increase in the number of database collaboration agreements. In accordance with its revenue recognition policy, the Company recognized revenue from ten of twelve database agreements in 1996, compared to five of six in 1995.

     Costs and Expenses. Total costs and expenses increased to $50.8 million in 1996, compared to $23.1 million in 1995 and $13.5 million in 1994. Total costs and expenses for 1996 include a one-time charge of $3.2 million for the purchase of in-process research and development related to the acquisition of Combion.

     Research and development expenses increased to $40.9 million in 1996, compared to $19.2 million in 1995 and $11.2 million in 1994. Increases in expenses from 1995 to 1996 were primarily due to increases in sequencing production levels, new product development, and increased investment in new technologies through alliances. Increases in expenses from 1994 to 1995 were predominantly associated with expanded sequencing production, software and database development, sequencing technology assessment, and intellectual property protection.

     Selling, general and administrative expenses were $6.8 million in 1996, compared to $3.9 million in 1995 and $2.3 million in 1994. The increase from 1995 to 1996 was due primarily to growth in marketing, sales, and customer services as well as growth in general management and corporate services. The increase from 1994 to 1995 was due primarily to the recruitment of new database collaborators, particularly with respect to increased marketing and business development expenses, and the continued expansion of the Company's sequencing production and data analysis capabilities.

     Interest and Other Income, Net. Interest and other income, net, increased to $2.3 million in 1996 from $1.0 million in 1995 and $0.5 million in 1994. The increase from 1995 to 1996 was primarily due to larger average investment balances resulting from the full-year impact of the Company's follow-on public stock offering completed in late 1995 and increased payments from database collaborators. The increase from 1994 to 1995 was primarily due to larger cash balances held by the Company as a result of the full-year impact of equity investments by Pfizer Inc and Pharmacia & Upjohn, Inc. in July and December 1994.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1997, the Company had $38.5 million in cash, cash equivalents and marketable securities, compared to $38.3 million as of December 31, 1996 and $41.2 million as of December 31, 1995. During the three month period ended March 31, 1997 and the year ended December 31, 1996, cash provided by operations was largely offset or exceeded by investments in capital equipment, consisting primarily of data processing-related computer hardware and laboratory equipment, as well as expenditures for research and development alliances and facilities improvements. The Company has classified all of its marketable securities as short-term, as the Company may not hold its marketable securities until maturity in order to take advantage of favorable market conditions. Available cash is invested in accordance with the Company's investment policy's primary objectives of liquidity, safety of principal and diversity of investments.

     Net cash provided by operating activities was $7.9 million for the three months ended March 31, 1997, resulting primarily from deferred revenue and depreciation and amortization, partially offset by accounts receivable due to the timing of signing of collaboration agreements. Net cash provided by operating activities was $16.6 million in 1996, compared to net cash used in operating activities of $8.8 million in 1995 and $6.1 million in 1994. The increase in net cash provided by operating activities in 1996 compared to 1995 resulted from increases in deferred revenue and accounts payable and decreases in the net loss and accounts receivable. The increase in cash used in operating activities in 1995 compared to 1994 was due to an increase in accounts receivable, offset in part by an increase in deferred revenues. Net cash generated by operating activities may fluctuate significantly from period to period due to the timing of large prepayments by database collaborators.

     The Company's investing activities, other than purchases, sales and maturities of short-term investments, totaled $7.6 million for the three months ended March 31, 1997, $20.8 million in 1996, $8.0 million in 1995 and $3.0 million in 1994. Investing activities for the three months ended March 31, 1997 and the year ended December 31, 1996 consisted of capital expenditures and strategic equity investments. Investing activities in 1995 and 1994 consisted of capital expenditures. Capital expenditures in the three months ended March 31, 1997 and in 1996 consisted primarily of investments in data processing-related computer hardware and laboratory equipment, as well as leasehold improvements related to the expansion of the Company's facilities. Capital expenditures in 1995 were primarily due to leasehold improvements in the Company's new facilities and the purchases of new gene sequencing equipment and workstations required in conjunction with the Company's expanded production and software capabilities. The Company expects to continue to make capital expenditures and strategic equity investments, if deemed appropriate in connection with collaborations to develop or acquire access to technologies. See "Risk
Factors -- Risks Associated with Strategic Investments."

     Net cash provided by financing activities was $58,000 for the three months ended March 31, 1997, $1.5 million in 1996, $32.8 million in 1995 and $18.8 million in 1994. During the three months ended March 31, 1997 and during 1996, net cash provided by financing activities was due to issuances of Common Stock upon exercise of stock options and warrants. Net cash provided by financing activities in 1995 was primarily due to the net proceeds of the November 1995 public offering. Net cash provided by financing activities in 1994 reflected primarily the $19.4 million in net proceeds from the sales of Common Stock, the majority of which was received from Pfizer Inc and Pharmacia & Upjohn, Inc., partially offset by principal payments on capital lease obligations.

     The Company expects its cash requirements to increase in the remainder of 1997 and in 1998 as it increases its investment in data-processing-related computer hardware in order to support its existing and new database products, continues to seek access to technologies through investments, research and development alliances, license agreements and/or acquisitions, and addresses its needs for larger facilities and/or improvements in existing facilities. The Company expects to continue to fund future operations with revenues from genomic database products and services in addition to using the net proceeds from this offering, its current cash, cash equivalents and marketable securities. The Company expects these resources will satisfy the Company's projected working capital, capital expenditure and other cash requirements at least through 1998. However, the Company can offer no assurance that the Company will be able to obtain additional collaborators or retain existing collaborators for the Company's databases or that such database products and services will produce revenues, which together with the Company's cash, cash equivalents and marketable securities, will be adequate to fund the Company's cash requirements. The Company's cash requirements depend on numerous factors, including the ability of the Company to attract and retain collaborators for its databases and genomic products and services; the Company's research and development activities, including expenditures in connection with alliances, license agreements and acquisitions of and investments in complementary technologies and businesses; competing technological and market developments; the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights; the purchase of additional capital equipment, including capital equipment necessary to ensure that the Company's sequencing operation remains competitive; and the costs associated with the integration of new operations assumed through mergers and acquisitions. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."

                                    BUSINESS

OVERVIEW

     Incyte Pharmaceuticals, Inc. ("Incyte" or the "Company") is a leader in the design, development and marketing of genomic database products, genomic data management software tools and related reagents and services. The Company's genomic databases integrate bioinformatics software with proprietary and, when appropriate, publicly available genetic information to create information-based tools used by pharmaceutical and biotechnology companies in drug discovery and development. In building the databases, the Company utilizes high-throughput, computer-aided gene sequencing and analysis technologies to identify and characterize the expressed genes of the human genome, as well as certain animal, plant and microbial genomes. Incyte currently provides access to its genomic databases through collaborations with pharmaceutical and biotechnology companies worldwide. As of June 30, 1997, fifteen pharmaceutical or biotechnology companies and one agricultural company had entered into multi-year database collaboration agreements to obtain access to the Company's databases on a non-exclusive basis. Revenues from these collaborators generally include database access fees and, in some cases, additional fees for custom sequencing services, referred to as "satellite" database services. The Company's database agreements also provide for milestone payments and royalties to be received from database collaborators from the sale of products derived from proprietary information contained within one or more database modules. In addition, the Company has entered into an agreement with Novartis AG ("Novartis") to furnish a customized enterprise-wide bioinformatics data management system based upon the Company's LifeTools suite of genomic software products.

     The Company's genomic databases are designed to meet the need of the pharmaceutical and biotechnology industries to utilize genomic information for the acceleration of the discovery and development of new diagnostic and therapeutic products. The construction of these databases has been made possible by technological advances enabling the production of large quantities of genetic information and by the development of sophisticated data management software tools. By searching the genomic databases, collaborators can integrate and analyze genetic information from multiple sources in order to discover genes that may represent the basis for new biological targets, therapeutic proteins, or gene therapy, antisense or diagnostic products.

     Since early 1996, the Company has expanded its portfolio of database modules from the LifeSeq gene sequence and expression database to also include the LifeSeq FL database of full-length genes, the LifeSeq Atlas mapping database, the PathoSeq microbial genomic database, the LifeTools suite of bioinformatics software programs, the LifeTools 3D data mining and visualization software, the LifeSeq GeneAlbum archive of DNA clones, and a variety of custom database and sequencing services. The introduction of the ZooSeq animal genomic database in 1997 marked the Company's first initiative to expand beyond databases with applications in drug discovery to those with applications in preclinical and clinical development. Each database module consists of a relational database that runs on UNIX-based client/server networks and incorporates HyperText Markup Language ("HTML") graphical user interfaces enabling collaborators to use multiple search tools and browse various database modules. The databases are available using either Oracle or Sybase database architectures and operate on Sun Microsystems, Digital Equipment Corporation and Silicon Graphics workstations.

     To date, the Company has focused predominantly on gene discovery, or the identification of new genes through the sequencing of partial gene fragments. Incyte has recently begun an initiative to obtain the full-length sequence of every human gene, or "gene closure." This multi-year effort could clarify information obtained with gene fragments as well as make available a set of DNA clones representing every gene. The Company believes that this effort will accelerate the ability of its collaborators to translate the information in the databases into products.

BUSINESS STRATEGY

     Incyte's strategy is to position its databases as an essential technology platform to assist research and development efforts within the pharmaceutical and biotechnology industries. By providing non-exclusive access to the Company's databases, Incyte seeks to gain industry-wide adoption of its databases for the discovery and development of a broad range of potential therapeutic and diagnostic products. Incyte's ability to offer the same dataset to multiple end-users provides significant operating leverage while allowing the Company to broadly distribute its tools. As a result, Incyte has been able to expand rapidly the data content of its human genomic databases, as well as to begin to build additional genomic databases focused on medically relevant microbes, preclinical animal models and plants. Incyte believes that its products and services can assist pharmaceutical and biotechnology companies in accelerating the drug discovery and development process, resulting in time and cost savings. This strategy is being implemented through the following initiatives:

     - Generate Revenues through Database Collaboration Agreements. The Company provides database collaborators with non-exclusive access to one or more of the Company's databases, as well as additional services such as DNA cloning and customized satellite databases. The fees and periods of access are negotiated with each collaborator with the initial term typically being for a period of three years.

     - Generate Royalty Income. The Company's database collaboration agreements provide for milestone payments and royalties from the development and sale of products derived from proprietary information obtained from LifeSeq and other databases. This strategy allows the Company to avoid the financial risk associated with drug development, while retaining future revenue-earning capability from the portfolio of products developed by its database collaborators with information from Incyte's databases. The Company believes that as its collaborator base expands, the likelihood of collaborators discovering drugs based in part on usage of the LifeSeq database and related products may increase.

     - Expand Database Product Line. Incyte intends to continue to expand the information content of its existing databases, as well as to create new databases. New databases are generated primarily in response to the needs of the Company's database collaborators, with whom the Company conducts quarterly research meetings to exchange ideas on how best to obtain and use genomic information. In particular, the Company plans to expand its product line to include information from a diversity of organisms. Frequently it is easier to assess gene function in lower organisms, such as yeast, microbes or animals, than it is in humans. Given the significant sequence similarities, or homologies, between genes of plants, animals and humans, the functions of human genes may then be inferred. Incyte believes that such initiatives in comparative genomics will be critical to maximizing the utility of genomic information.

     - Provide New Products to Address Preclinical and Clinical Phases of Drug Development. The Company is expanding its product portfolio to address the pharmaceutical and biotechnology industries' needs, not only with respect to drug discovery, but also with respect to preclinical and clinical development. Incyte believes that future products, developed by leveraging the Company's current technologies, will assist its collaborators in assessing the pharmacology and toxicology of potential new drugs, identifying the genetic factors that determine drug efficacy and toxicity, and stratifying drug responders and non-responders based upon their genetic profiles.

     - Develop Enterprise-Wide Information Management Product. The Company is developing an enterprise-wide genomic information management system capable of updating, reprocessing and integrating genetic data from multiple sources and from different organisms. Such a system will be designed to integrate Incyte proprietary, collaborator-specific and public domain data, as well as to compare information from humans, animals, microbes, fungi and plants. The system will incorporate the architecture necessary to integrate Incyte's software tools with three-dimensional visualization tools, data mining programs, project management capabilities, multicasting technology and any additional technologies developed to more efficiently manage and analyze genomic data. These tools and technologies are being developed independently by Incyte as well as cooperatively with third parties.

BACKGROUND

     Genes are found in all living cells and are comprised of DNA, which in turn is comprised of nucleotide base pairs, or bases. Genes provide the necessary information to code for the synthesis of proteins which conduct all functions within the cell. Many human diseases are associated with inadequate or inappropriate presence, production or performance of proteins. As such, pharmaceutical and biotechnology companies often seek to develop drugs that will bind to a targeted protein involved in disease in order to regulate, inhibit or stimulate its biological activity. Other proteins, known as therapeutic proteins, have direct biological activity capable of treating disease. Insulin and human growth hormone are examples of therapeutic proteins. Understanding the role genes play in disease, and the protein targets or therapeutic proteins which they encode, has thus become a significant area of interest and research within the pharmaceutical and biotechnology industries.

     One frequently employed method for determining gene function involves the grouping of genes into "related" families based on similarities in sequence. DNA sequencing is a process that identifies the order in which the bases in DNA are arranged in a particular section of DNA, or DNA fragment. Once a gene's sequence is known, its function may be inferred by comparing its sequence with the sequences of other human genes of known function, as genes with similar, or homologous, sequences may have related functions. For example, if an unknown gene shares sequence homology with a known tumor suppressor gene, the unknown gene could similarly play a role in cancer. Comparing gene sequences across species has also become a useful tool for understanding gene function, as frequently it is easier to assess gene function in lower organisms than it is in humans.

     Another method used to determine gene function focuses on the analysis of gene activity within a cell. When a gene is active, its DNA is copied into messenger RNA or "mRNA." The population of mRNA within a cell can be isolated and converted into copy DNA or "cDNA," thereby creating a cDNA library that represents the population of mRNAs present in a cell type at a particular time. In a process called "gene expression profiling," high-throughput cDNA sequencing and computer analysis can be used to identify which genes are active or inactive and, if active, at what levels. Expression profiles provide a more detailed picture of cellular genetics than conventional laboratory techniques by indicating which genes, both known and novel, are specifically correlated to discrete biological events in normal and disease-state cells.

     Due to improvements in sequencing technology, genomic information from both public and private sources is increasing at a dramatic rate. As a result, bioinformatics, or the use of computers and sophisticated algorithms to store, analyze and interpret large volumes of biological data, is essential in order to capture value from this growing pool of data. To date, the main focus of bioinformatic and genomic tools has been drug discovery. The Company believes these tools, as well as tools under development, will also assist researchers with the preclinical and clinical development process. For example, with the help of new technology and bioinformatic analyses, scientists may be able to correlate genetic and physiologic response in preclinical animal models, examine gene expression profiles in drug-treated animals to assess the pharmacological activity and toxicity of new drugs, and stratify clinical trial patients according to their genetic profiles.

PRODUCTS

     Incyte's products include an integrated platform of genomic databases, data management software tools, and related reagents and services.

                                    [CHART]

     Genomic Databases. The Company provides its database collaborators with non-exclusive database access. Database collaborators receive periodic data updates, typically monthly, as well as software upgrades and additional search and analysis tools when they become available. The fees and the period of access are negotiated with each database collaborator, with the initial term typically lasting for a period of three years. Fees generally consist of database access fees, non-exclusive or exclusive license fees and option fees corresponding to patent rights on proprietary sequences. Incyte may also receive milestone and royalty payments from database collaborators from the sale of products derived from the Company's technology and database information. Additional fees may be received for custom sequencing and database services and the supply of DNA clones. Where appropriate, collaborators can browse not only Incyte-generated data, but also public domain information provided through HTML links to the World Wide Web. Incyte currently offers the following database modules:

     - LifeSeq Database. The LifeSeq gene sequence and expression database consists of a proprietary sequence database module linked to a proprietary gene expression database module. Researchers can easily move from one module to another through HTML-based graphical interfaces. The sequence database contains Incyte's computer-edited gene sequence files and is used by collaborators to identify related or homologous genes. For example, a collaborator may wish to identify new genes homologous to a gene identified through the collaborator's own research and believed to be linked to a disease. Additionally, a collaborator may wish to discover a potentially related family of genes homologous to an interesting gene uncovered while searching another Incyte database module. The expression database contains biological information about each sequence in the Company's sequence database, including tissue source, homologies, and annotations regarding characteristics of the gene sequence. Most importantly, the expression database contains a gene expression profile for every tissue in the database combined with proprietary bioinformatics software to allow collaborators to browse data and compare differences in gene expression across cells, tissues, and different disease states. Thus, the expression database can be used to assist researchers in correlating the presence of specific genes to discrete biological events in normal and disease-state cells. Incyte continually adds additional sequences and expression data from normal and diseased tissues to the LifeSeq database.

     - LifeSeq FL Database. This database contains the full-length gene sequences for DNA fragments of medically interesting genes found in the LifeSeq gene sequence and expression database. Incyte scientists and the Company's collaborators select genes for inclusion in this database based on a number of factors, including their sequence homologies to known therapeutically important gene families, unusual tissue or disease-related expression patterns and chromosomal location. A variety of methods, including a proprietary, high-throughput cloning technology, is used to obtain the full-length sequence once a DNA fragment for a medically interesting gene is identified.

     - LifeSeq Atlas Database. This database contains the chromosomal locations for certain of the genes and gene fragments identified in the Company's LifeSeq gene sequence and expression database that the Company believes may be of utility to its database collaborators. In particular, this database may be useful for companies engaged in positional cloning, a technique used to identify genes believed to be responsible for genetic disorders, which relies heavily on comparative analysis of the chromosomes of members of families afflicted by a disease.

     - PathoSeq Database. With drug-resistant strains of bacteria and other microorganisms posing an increasing threat to world health, pharmaceutical and biotechnology companies are searching for genes unique to these pathogens that will aid in the development of new drugs for combating infectious disease. The PathoSeq database currently contains proprietary and public domain genomic data for over one dozen medically relevant bacterial and fungal microorganisms. PathoSeq's software and bioinformatic tools edit all sequence data to remove artifacts and contamination, assemble all sequences, display the relative position of the DNA coding regions, and identify genes either common among multiple microorganisms or unique to one microbial genome. The Company believes PathoSeq can help researchers understand the biology of microorganisms, study the mechanisms of drug resistance, identify genes that may make effective drug targets, and, ultimately, develop new therapeutics to treat and prevent infectious disease.

     - ZooSeq Database. The ZooSeq database, introduced in June 1997, was developed to aid pharmaceutical and biotechnology companies in designing and evaluating preclinical drug studies in animals, a crucial step in the drug development process. ZooSeq will focus on genomic information from animals commonly used in preclinical drug pharmacology and toxicology studies. The database currently contains gene sequence and expression data for the Sprague-Dawley rat, the most common animal used in drug toxicology studies. The Company plans to expand this database in 1998 to include mice and other research animals. ZooSeq is designed to allow scientists to compare gene sequence, expression patterns and function across species. By correlating a drug's effects on a rat with the animal's genetic makeup, and then cross-referencing this data with Incyte's LifeSeq database, a researcher may better predict the drug's efficacy, and side effects before moving to human clinical trials.

     Other databases in development by the Company include the PhytoSeq database, a database of plant sequences designed for agricultural and agrochemical companies interested in identifying genes responsible for desirable crop and disease resistance characteristics, and the LifeChipTM databases, a series of disease or application-specific database modules being constructed in conjunction with Affymetrix, Inc.

     Satellite Database Services. To construct satellite databases, Incyte generates sequence data and gene expression profiles using genetic material from tissues or cells selected by the database collaborators. Such databases are provided exclusively for a negotiated time period in a format compatible with the Company's non-exclusive database modules. These tissues and cells can be provided by the database collaborators from their own tissue banks or internal research programs or from other sources.

     Software. LifeTools, a suite of specialized bioinformatic software programs, consists of high-throughput sequence analysis and data management tools for handling complex genomic information from multiple sources. LifeTools Blocks reads and edits raw sequence data, including data imported from public databases, and annotates and clusters sequence fragments based on sequence similarity. LifeTools SeqServer is a fast, scaleable database search engine with intranet-based graphical tools for interactive queries and analyses. LifeTools Relational, a relational database management system, stores and distributes sequence cluster, homology, tissue expression information and biological data. LifeTools 3D provides sophisticated three-dimensional visualization and analysis tools. Incyte's database management architecture is based on open system standards, providing interconnectivity between disparate systems and applications, and enterprise-wide access to data and functions.

     Incyte intends to continue to aggressively develop new bioinformatic software programs internally, as well as with third party software developers and development groups. Some of the bioinformatic software tools under development include project management tools and multicasting or "push" software. The Company is working with TIBCO Software, Inc. ("TIBCO") to develop push software that will allow individual scientists to receive customized database information broadcast to their desktops over the Internet and private networks.

     The Company also is developing an enterprise-wide genomic information management system capable of updating, reprocessing and integrating genetic data from multiple sources and from different organisms. Such a system will be designed to integrate Incyte proprietary, collaborator-specific and public domain data, as well as to compare information from humans, animals, microbes, fungi and plants. The system will incorporate the architecture necessary to integrate Incyte's software tools with three-dimensional visualization tools, data mining programs, project management capabilities, multicasting technology and any additional technologies developed to more efficiently manage and analyze genomic data. These tools and technologies are being developed independently by Incyte as well as cooperatively with third parties.

     DNA Clone and Other Services. Incyte offers a variety of DNA clone and other services designed to assist its collaborators in using information from its databases in internal lab-based experiments. The DNA fragments from which the information in Incyte's databases is derived represent valuable resources for researchers, enabling them to perform bench-style experiments to supplement the information obtained from searching Incyte's databases. Incyte retains a copy of all isolated clones corresponding to the sequences in the database. The Company's collaborators may request from the Company clones corresponding to a sequence of interest on a one-by-one basis or through LifeSeq GeneAlbum, a subscription-based service that provides database collaborators with large numbers of DNA clones. Genome Systems produces a broad line of genomic research products, such as DNA clones and insert libraries, and offers technical support services, including high-throughput DNA screening, custom robotic services, contract DNA preparation, and fluorescent in-situ hybridization, to assist researchers in the identification and isolation of novel genes.

DATABASE PRODUCTION

                         THE LIFESEQ DATABASE DATA FLOW

                                   [DIAGRAM]

     The Company engages in the high-throughput automated sequencing of genes derived from tissue samples followed by the computer-aided analysis of each gene sequence to identify homologies to genes of known function in order to predict the biological function of newly identified sequences. The derivation of information in the Company's databases involves the following steps:

          Tissue Access. Incyte obtains tissue samples representing most major organs in the human body from various academic and commercial sources. Where possible, in addition to the tissue sample, the Company obtains information as to the medical history and pathology of the tissue. The genetic material is isolated from the tissue and prepared for analysis. The results of this analysis as well as the corresponding pathology and medical history information are incorporated into the database.

          High-Throughput cDNA Sequencing. The Company utilizes specialized teams in an integrated approach to its high-throughput sequencing and analysis effort. Gene sequencing is performed using multiple work shifts to increase daily throughput. The Company is currently sequencing approximately 60,000 DNA sequences per week. One team develops and prepares cDNA libraries from biological sources of interest. A second team prepares the cDNAs using robotic workstations to perform key steps that result in purified cDNAs for sequencing (called cDNA templates). A third team operates automated DNA sequencers that typically sequence from 200 to 800 base pairs from each cDNA template. These base pairs represent a portion of the entire cDNA sequence. The Company believes that partial gene sequences are often sufficient to identify the expressed gene and allow for more rapid gene discovery.

          Bioinformatics. Sequence information generated from Incyte's high-throughput sequencing operations is uploaded to a network of servers. Incyte's proprietary bioinformatic software then assembles and edits the sequence information. The sequence of each cDNA is compared via automated, computerized algorithms to the sequences of known genes in the Company's databases and public domain databases to identify whether the cDNA codes for a known protein or is homologous to a known gene. Each sequence is annotated as to its cell or tissue source, its relative abundance and whether it is homologous to a known gene with known function or previously unidentified. The bioinformatics staff monitors this computerized analysis and may perform additional analyses on sequence information. The finished data are then added to Incyte's proprietary sequence databases.

CUSTOMERS

     The Company has entered into database collaboration agreements with sixteen companies as of June 30, 1997. Each collaborator has agreed to pay, during an average term of three years, annual fees to receive non-exclusive access to the Company's databases. For the three months ended March 31, 1997, the Company recognized revenue from 14 of these companies, two of which each contributed 10% or more of total revenues. In 1996, the Company recognized revenue from ten of these companies, three of which each contributed in excess of 10% of total revenues. Current database collaborators are:

             Abbott Laboratories                 F. Hoffmann-La Roche Ltd.
             ARIAD Pharmaceuticals, Inc.         Johnson & Johnson
             BASF AG                             Monsanto Company
             Bristol-Myers Squibb Company        Novo Nordisk A/S
             Eli Lilly and Company               Pfizer Inc
             Genentech, Inc.                     Pharmacia & Upjohn, Inc.
             Glaxo Wellcome plc                  Schering AG
             Hoechst AG                          Zeneca Ltd.

     In addition, the Company has an agreement with Novartis pursuant to which the Company is developing an enterprise-wise bioinformatics software and data management system that will be based on the Company's LifeTools product line and include custom features designed specifically for Novartis.

     Certain of the Company's database collaboration agreements contain minimum annual update requirements which if not met could result in Incyte's breach of the respective agreement. One of the Company's database agreements expires at the end of 1997 and there can be no assurance that the agreement will be renewed, and if renewed, under what terms. Further, beginning in August 1997 one database collaborator has the right on 30 days' written notice to terminate its database collaboration agreement. There can be no assurance that any of the Company's database collaboration agreements will be renewed upon expiration or will not be terminated earlier in accordance with its terms. The loss of revenues from any database collaborator could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limited Operating History; History of Operating Losses; Uncertainty of Continued Profitability or Revenues," "-- New and Uncertain Business," and "-- Competition and Technological Changes."

DEVELOPMENT PROGRAMS

     Since its inception, the Company has made substantial investments in research and technology development. During the three months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company spent approximately $14.7 million, $40.9 million, $19.2 million, and $11.2 million, respectively, on research and development activities. This investment in research and development includes an active program to enter into relationships with other technology-driven companies and, when appropriate, acquire licenses to technologies for evaluation or use in the production and analysis process. The Company has entered into a number of research and develop-ment relationships with companies and research institutions. The Company's commitments under any one of these agreements do not represent a significant expenditure in relation to the Company's total research and development expense.

     The Company is currently evaluating new technologies relating to tissue processing, DNA amplification, microarray production, and advanced automated sequencing and expression profiling to expand the productivity, efficiency and quality of its database products. Technologies in which the Company has made investments to increase and enhance the content of such products include mass spectrometry for high-throughput expression profiling and microarray technology to monitor the activity of many specific genes simultaneously in multiple tissue samples.

     To enhance the functionality of the Company's products, Incyte is developing an enterprise-wide database management architecture, together with improvements to its bioinformatics capabilities and additional data analysis tools. The Company's development efforts with respect to this architecture are focused on creating a genomic information management system in a format compatible with Incyte's existing proprietary database software that will enable collaborators to integrate their proprietary data with Incyte's and public domain information. The system will incorporate the architecture necessary to integrate Incyte's software tools with three-dimensional visualization tools, data mining programs, project management capabilities, multicasting technology and any additional technologies developed to more efficiently manage and analyze genomic data.

     The following table represents certain of the Company's recent research and development relationships:

--------------------------------------------------------------------------------------------
  COMPANY                      DESCRIPTION
--------------------------------------------------------------------------------------------
  Affymetrix                   Development of gene expression databases and services using
                               Affymetrix's GeneChipTM DNA probe array technology
  Centre National de la        Development of new bioinformatics algorithms
     Recherche Scientifique
  GeneTrace                    Development of mass spectrometry DNA analysis applications
  Molecular Dynamics           Evaluation of capillary gel electrophoresis technology in
                               high-throughput DNA sequencing
  NetGenics                    Application of Common Object Request Broker Architecture
                               (CORBA) and project management tools
  OncorMed                     Development of tissue databank and performance of functional studies of selected genes
  Molecular Simulations        Integration of LifeSeq with Molecular Simulations' WebLabTM
                               Gene Explorer
  Silicon Graphics             Application of Silicon Graphics' MineSetTM 3D visualization software
  TIBCO                        Application of TIBCO's patented "push" software and
                               multicasting technology
--------------------------------------------------------------------------------------------

PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's database business and competitive position is dependent upon its ability to protect its proprietary database information and software technology. The Company relies on patent, trade secret and copyright law, and nondisclosure and other contractual arrangements to protect its proprietary information.

     The Company's ability to license proprietary genes may be dependent upon its ability to obtain patents, protect trade secrets and operate without infringing upon the proprietary rights of others.

Other pharmaceutical, biotechnology and biopharmaceutical companies, as well as academic and other institutions have filed applications for, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. Patent applications filed by competitors, may claim some of the same gene sequences or partial gene sequences as those claimed in patent applications filed by the Company. The Company is aware that Merck (in conjunction with Washington University) and TIGR have made certain gene sequences publicly available, which may adversely affect the ability of the Company and others to obtain patents on such genes. There can be no assurance that such publication of sequence information will not adversely affect the Company's ability to obtain patent protection for sequences that have been made publicly available.

     The Company's current policy is to file patent applications on what it believes to be novel full-length cDNA sequences and partial sequences obtained through the Company's high-throughput computer-aided gene sequencing efforts. The Company has filed U.S. patent applications in which the Company has claimed certain partial gene sequences and has filed U.S. and European patent applications claiming full-length gene sequences associated with cells and tissues that are the subject of the Company's high-throughput gene sequencing program. To date, the Company has been issued a number of patents with respect to full-length gene sequences, and the Company has not been issued registered copyrights for its database-related software.

     The patentability of partial gene sequences in general is highly uncertain, involves complex legal and factual questions and has recently been the subject of much controversy. No clear policy has emerged with respect to the breadth of claims allowable for partial gene fragments. There is significant uncertainty as to what claims, if any, will be allowed on partial gene sequences derived through high-throughput gene sequencing. Certain court decisions suggest that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence and that patent claims to a partial sequence may not cover a full-length sequence inclusive of that partial sequence. In 1996, the USPTO issued guidelines limiting the number of gene sequences that can be contained within a single patent application. Many of the Company's patent applications containing multiple partial sequences contain more sequences than the maximum number allowed under the new guidelines. The Company is reviewing its options, and it is possible that due to the resources needed to comply with the guidelines, the Company may decide to abandon seeking patent protection for some of its partial gene sequences. To date, no patent has issued under any of the Company's patent applications claiming partial gene sequences.

     As the biotechnology industry expands, more patents are issued and other companies engage in the business of discovering genes through the use of high speed sequencers and other genomic-related businesses, the risk increases that the Company's potential products may be subject to claims that they infringe the patents of others. Further, the Company is aware of several issued patents in the field of microarray or gridding technology, which can be utilized in the generation of gene expression information. Certain of these patents are the subject of litigation. Therefore, the Company's operations may require it to obtain licenses under any such patents or proprietary rights, and no assurance can be given that such licenses would be made available on terms acceptable to the Company. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary rights of others. The Company is aware that certain of its patent applications cover genes which are also contained in patent applications filed by others with potentially competing patent claims. Interference proceedings may be necessary to establish which party was the first to invent or the first to obtain a particular sequence for the purpose of patent protection. Such litigation or interference proceedings could result in substantial costs to and diversion of effort by the Company and may have a material adverse effect on the Company's business, operating results and financial condition. In addition, there can be no assurance that such proceedings or litigation would be resolved in the Company's favor.

     As a result, there can be no assurance that patent applications relating to the Company's products or processes will result in patents being issued, or that any issued patents will provide protection against competitors. Even if patents are issued on the basis of gene sequences, there may be uncertainty as to the scope of the coverage, enforceability or commercial protection provided by any such patents. See "Risk Factors -- Uncertainty of Protection of Patents and Proprietary Rights."

COMPETITION

     There are a finite number of genes in the human genome, and competitors may seek to identify, sequence and determine in the shortest time possible the biological function of a large number of genes in order to obtain a proprietary position with respect to the largest number of new genes discovered. There are a number of companies, other institutions, and government-financed entities, including HGS, the NIH, the Department of Energy, Merck (in conjunction with Washington University) and TIGR, engaged in gene sequencing. Many of these companies, institutions and entities have greater financial and human resources than the Company. In addition, the Company is aware that HGS and at least one other company have developed genomics databases and are marketing their data to pharmaceutical companies. Merck and TIGR have each made the results of their sequencing efforts publicly available. The Company expects that additional competitors may attempt to establish gene sequence, gene expression or other genomic databases in the future.

     In addition, competitors may discover and establish patent positions with respect to gene sequences in the Company's databases. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome or on microbial or plant genes could decrease the potential value of the Company's databases to the Company's collaborators and adversely affect the Company's ability to realize royalties or other revenue from commercialization of products based upon such genetic information. See "Risk Factors -- Uncertainty of Protection of Patents and Proprietary Rights."

     The gene sequencing machines that are utilized in the Company's high-throughput computer-aided gene sequencing operations are commercially available and are currently being utilized by several competitors. Moreover, some of the Company's competitors or potential competitors are in the process of developing, and may successfully develop, proprietary sequencing technologies that may be more advanced than the technology used by the Company. In addition, the Company is aware that there are a number of companies pursuing alternative methods for deriving gene expression information, including those developing microarray technologies. There can be no assurance that such advanced sequencing or gene expression technologies, if developed, will be commercially available for purchase or license by the Company on reasonable terms, or at all.

     A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in the management and analysis of their own genomic data, as well as the analysis of sequence data available in the public domain. Some of these entities have access to significantly greater resources than the Company and there can be no assurance that these products would not achieve greater market acceptance than the products offered by the Company.

     The Company believes that the features and ease of use of its database software, its experience in high-throughput gene sequencing, the cumulative size of its database, the quality of the data, including the annotations in its database, and its experience with bioinformatics and database software are important aspects of the Company's competitive position.

     The genomics industry is characterized by extensive research efforts and rapid technological progress. New developments are expected to continue and there can be no assurance that discoveries by others will not render the Company's services and potential products noncompetitive. In addition, significant levels of research in biotechnology and medicine occur in universities and other non-profit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. These entities also compete with the Company in recruiting talented scientists. See "Risk Factors -- Competition and Technological Changes."

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that may be developed by a licensee of the Company or by the Company. At the present time the Company does not intend to develop any pharmaceutical products itself. The Company will receive royalties from its database collaborators on any pharmaceutical products developed by such collaborators derived from information obtained from Incyte's genomic databases. Thus, the receipt and timing of regulatory approvals for the marketing of such products may have a significant effect in the future on the Company's revenues. Pharmaceutical products developed by licensees will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the United States Food and Drug Administration in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, recordkeeping and marketing of such pharmaceutical products, including the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations require the expenditure of substantial resources over a significant period of time, and there can be no assurance that any approvals will be granted on a timely basis, if at all. Any such delay in obtaining or failure to obtain such approvals could adversely affect the Company's ability to earn milestone payments, royalties or other license-based fees. Additional governmental regulations that might arise from future legislation or administrative action cannot be predicted, and such regulations could delay or otherwise affect adversely regulatory approval of potential pharmaceutical products. See "Risk Factors -- Reliance on Pharmaceutical Industry; Uncertainty of Health Care Reform and Related Matters."

HUMAN RESOURCES

     As of June 30, 1997, the Company had 515 full-time equivalent employees, including 146 in sequencing production, 138 in bioinformatics, 71 in research and technology development, 76 in marketing, sales and administrative positions and 84 in the Company's Genome Systems subsidiary. None of the Company's employees is covered by collective bargaining agreements, and management considers relations with its employees to be good. The Company's future success will depend in part on the continued service of its key scientific, software, bioinformatics and management personnel and its ability to identify, hire and retain additional personnel, including personnel in the customer service and marketing area. There is intense competition for qualified personnel in the areas of the Company's activities, especially with respect to experienced bioinformatics and software personnel, and there can be no assurance that the Company will be able to continue to attract and retain such personnel necessary for the development of the Company's business. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors -- Management of Growth" and "-- Dependence on Key Employees."

PROPERTIES

     Incyte's headquarters are in Palo Alto, California, where its main research laboratories, sequencing facility, bioinformatics and administrative facilities are located. Incyte also operates facilities in St. Louis, Missouri, through its merger with Genome Systems and in Pasadena, California through its acquisition of Combion. As of June 30, 1997, Incyte had multiple sublease and lease agreements covering approximately 196,000 square feet that expire on various dates ranging from April 1998 to August 2006. In July 1997, the Company entered into a multi-year lease with respect to a 95,000 square foot building to be constructed adjacent to the Company's Palo Alto headquarters. The Company is currently pursuing options to obtain temporary space suitable to meet current growth requirements until the Company can occupy the new Palo Alto building. There can be no assurance that suitable additional space will be available to the Company, when needed, on commercially reasonable terms. The Company's inability to obtain sufficient additional space, when needed, could have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages as of July 15, 1997 are as follows:

                 NAME                    AGE                          POSITION
---------------------------------------  ---     --------------------------------------------------
Roy A. Whitfield.......................  43      Chief Executive Officer and Director
Randal W. Scott, Ph.D. ................  39      President and Chief Scientific Officer, Secretary
                                                 and Director
Denise M. Gilbert, Ph.D. ..............  39      Executive Vice President, Chief Financial Officer
                                                 and Treasurer
Jeffrey J. Collinson(1)(2).............  55      Chairman of the Board of Directors
Barry M. Bloom, Ph.D.(1)(2)............  68      Director
Frederick B. Craves, Ph.D.(1)(2).......  51      Director
Jon S. Saxe(1)(2)......................  61      Director

---------------

(1) Member of Compensation Committee of the Board of Directors.

(2) Member of Audit Committee of the Board of Directors.

     Roy A. Whitfield has been Chief Executive Officer of the Company since June 1993 and a director since June 1991. Mr. Whitfield served as President of the Company from June 1991 until January 1997 and as Treasurer of the Company from April 1991 until October 1995. Previously, Mr. Whitfield served as the President of Ideon Corporation, which was a majority owned subsidiary of Invitron Corporation ("Invitron"), a biotechnology company, from October 1989 until April 1991. From 1984 to 1989, Mr. Whitfield held senior operating and business development positions with Technicon Instruments Corporation ("Technicon"), a medical instrumentation company, and its predecessor company, CooperBiomedical, Inc., a biotechnology and medical diagnostics company. Prior to his work at Technicon, Mr. Whitfield spent seven years with the Boston Consulting Group's international consulting practice. Mr. Whitfield received a B.S. with First Class Honors in mathematics from Oxford University, and an M.B.A. with Distinction from Stanford University.

     Randal W. Scott, Ph.D., has been President of the Company since January 1997. He has served as Chief Scientific Officer of the Company since March 1995, a director since June 1991 and Secretary of the Company since April 1991. Dr. Scott served as Executive Vice President of the Company from March 1995 until January 1997 and as Vice President, Research and Development of the Company from April 1991 through February 1995. Dr. Scott was one of Invitron's founding scientists and was employed by Invitron from March 1985 to June 1991. In 1987, Dr. Scott started the Protein Biochemistry Department at Invitron's California Research Division and became Senior Director of Research in November 1988. Dr. Scott was responsible for developing Invitron's proprietary products and discovery programs and is an inventor of several of the Company's patents. Prior to joining Invitron, he was a Senior Scientist at Unigene Laboratories, a biotechnology company. Dr. Scott received his Ph.D. in Biochemistry from the University of Kansas.

     Denise M. Gilbert, Ph.D., has been Executive Vice President, Chief Financial Officer and Treasurer of the Company since October 1995. From July 1993 to October 1995 Dr. Gilbert was Vice President and Chief Financial Officer of Affymax N.V., a biopharmaceutical company. Prior to joining Affymax, Dr. Gilbert spent seven years as a Wall Street biotechnology analyst, serving as a Managing Director of Smith Barney from July 1991 to July 1993, Vice President at NatWest Securities from July 1990 to July 1991, and senior analyst at Montgomery Securities from July 1986 to July 1990. Dr. Gilbert received her B.A. in Biological Sciences from Cornell University and Ph.D. in Cell and Developmental Biology from Harvard University.

     Jeffrey J. Collinson has been a director of the Company since inception and has served as Chairman of the Board of Directors since April 1991. Mr. Collinson has served as President of Collinson Howe Venture Partners Inc. (formerly named Schroder Venture Advisers, Inc.), a venture capital management firm, since 1990 and was President of Schroder Venture Managers, Inc., a venture capital firm, from 1983 to 1990. Mr. Collinson is also a director of Intensiva Healthcare Corporation, Neurogen Corporation and Spare, Kaplan, Bischel & Associates.

     Barry M. Bloom, Ph.D., has been a director of the Company since October 1994. Dr. Bloom retired in 1993 from Pfizer Inc, where he was most recently Executive Vice President, Research and Development, and a member of the Board of Directors. Dr. Bloom began his career with Pfizer in 1952 as a research chemist. He was named president of Pfizer Central Research, and elected a corporate vice president in 1971, a member of the Board of Directors in 1973, and a member of the Corporate Management Committee in 1984. He was named senior vice president in 1990 and executive vice president in 1991. Dr. Bloom serves on the Boards of Directors of Cubist Pharmaceuticals, Inc., Neurogen Corporation, Southern New England Telecommunications Corporation, and Vertex Pharmaceuticals, Inc. and is a scientific adviser to Philadelphia Ventures, Axiom Venture Partners and Virus Research Institute.

     Frederick B. Craves, Ph.D., has been a director of the Company since July 1993. Since January 1, 1997, Dr. Craves has been Managing Director and Chairman of The Craves Group, a private merchant bank focused on life science. He also is a general partner of Burrill & Craves, a private merchant bank specializing in life science, which he co-founded in 1994. Dr. Craves has been an independent management consultant since May 1993 and in July 1993, he was appointed Chairman of the Board of NeoRx Corporation and of Epoch Pharmaceuticals, Inc., each of which is a biotechnology company. From January 1991 to May 1993, he was President and Chief Executive Officer of Berlex Biosciences, a biotechnology company that is a wholly owned subsidiary of Schering AG. Dr. Craves was Chairman, Chief Executive Officer and President of Codon, a biotechnology company, from 1982 until its acquisition by Schering AG in 1990.

     Jon S. Saxe has been a director of the Company since July 1993. Since January 1995, he has been the President of Protein Design Labs, Inc., a biotechnology company. From April 1993 through December 1994, he was President of Saxe Associates, a consultancy. Mr. Saxe served as President and Chief Executive Officer of Synergen, Inc., a biotechnology company, from October 1989 to April 1993. Mr. Saxe served as Vice President, Licensing and Corporate Development, for Hoffmann-La Roche Inc., a pharmaceutical company, from August 1984 to September 1989, and as Head, Patent Law from September 1978 to September 1989. Mr. Saxe is also a director of Ribogene, Inc., ID Biomedical, Inc. and Protein Design Labs, Inc.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock at June 30, 1997, and as adjusted to reflect the sale by the Company of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all directors and executive officers of the Company as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

                                                                                    PERCENTAGE
                                                                                   BENEFICIALLY
                                                                                     OWNED(1)
                                                                     SHARES     -------------------
                                                                    BENEFICIALLY  BEFORE    AFTER
                                                                    OWNED(1)    OFFERING   OFFERING
                                                                    ---------   --------   --------
INVESCO PLC(2)....................................................    807,300      7.6%       6.9%
  11 Devonshire Square
  London EC2M 4YR
  England
Pharmacia & Upjohn, Inc. .........................................    791,333      7.5        6.7
  The Pharmacia & Upjohn Centre
  67 Alma Road
  Windsor, Berkshire
  SL4 3HD, United Kingdom
Pfizer Inc........................................................    710,000      6.7        6.1
  235 East 42nd Street
  New York, NY 10017
Jeffrey J. Collinson(3)...........................................    262,326      2.5        2.2
Roy A. Whitfield(4)...............................................    356,280      3.3        3.0
Randal W. Scott(5)................................................    205,700      1.9        1.7
Denise M. Gilbert(6)..............................................    117,500      1.1        1.0
Frederick B. Craves(7)............................................     48,800     *          *
Jon S. Saxe(8)....................................................     41,000     *          *
Barry M. Bloom(9).................................................     21,750     *          *
All directors and executive officers as a group (7 persons)(10)...  1,053,356      9.6        8.7

---------------

* Less than 1%.

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table.

(2) According to a Schedule 13G dated February 14, 1997 filed by INVESCO PLC, INVESCO PLC has shared voting power and shared dispositive power with INVESCO North American Group, Ltd., INVESCO, Inc., INVESCO North American Holdings, Inc. and INVESCO Funds Group, Inc. with respect to all shares listed in the table.

(3) Includes 100,000 shares held by Schroders Incorporated, 107,123 shares held by Schroder Ventures Limited Partnership, 27,877 shares held by Schroder Ventures U.S. Trust and 100 shares held by Collinson Howe Venture Partners, Inc. Mr. Collinson, a director of the Company, shares voting and investment power with respect to such shares. Mr. Collinson disclaims beneficial ownership of shares held by Schroders Incorporated, Schroder Ventures Limited Partnership and Schroder Ventures U.S. Trust, except to the extent of his proportionate interest therein. Mr. Collinson is the majority shareholder of Collinson Howe Venture Partners, Inc. and may be deemed to be the beneficial owner of the shares held by that entity. Also includes 11,316 shares held by Indian Chase, Inc., over which Mr. Collinson has voting and investment power, and 902 shares held by

    Mr. Collinson's minor child. Mr. Collinson disclaims beneficial ownership of shares held by Indian Chase, Inc. except to the extent of his proportionate interest therein and disclaims beneficial ownership of the shares held by his child.

 (4) Includes 86,200 shares subject to options exercisable within 60 days of June 30, 1997.

 (5) Includes 82,284 shares subject to options exercisable within 60 days of June 30, 1997.

 (6) Includes 117,500 shares subject to options exercisable within 60 days of June 30, 1997.

 (7) Includes 2,000 shares held by Burrill & Craves, a general partnership. Dr. Craves is a general partner of such partnership and may be deemed to be the beneficial owner of the shares held by the partnership. Also includes 2,100 shares held by a trust for which Dr. Craves is a trustee, 3,700 shares held by Dr. Craves' spouse, and 41,000 shares subject to options exercisable within 60 days of June 30, 1997.

 (8) Includes 41,000 shares subject to options exercisable within 60 days of June 30, 1997.

 (9) Includes 21,750 shares subject to options exercisable within 60 days of June 30, 1997.

(10) Includes shares included pursuant to notes (3), (4), (5), (6), (7), (8) and
     (9) above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company the following number of shares of Common Stock:

                                                                            NUMBER
                                      NAME                                 OF SHARES
        -----------------------------------------------------------------  ---------
        Hambrecht & Quist LLC............................................   325,000
        Alex. Brown & Sons Incorporated..................................   325,000
        Vector Securities International, Inc.............................   325,000
        Furman Selz LLC..................................................    75,000
        Genesis Merchant Group Securities................................    75,000
        Van Kasper & Company.............................................    75,000
                                                                             ------
                  Total..................................................  1,200,000
                                                                             ======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $2.07 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 177,713 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover overallotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain stockholders of the Company, including the executive officers and directors who will own in the aggregate approximately 1,900,000 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC acting alone or each of the representatives of the Underwriters acting jointly, offer, sell or otherwise dispose of any shares of Common Stock or securities exchangeable for or convertible into or exercisable for or any rights to purchase or acquire Common Stock owned by them during the 90-day period following the date of this Prospectus. Hambrecht & Quist LLC may, in its sole discretion and at anytime without notice to the Company's stockholders or the public market release all or any part of the shares subject to the lock-up agreements. The Company has agreed that it will not, without the prior written consent of

Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, or securities exchangeable for or convertible into or exercisable for or any rights to purchase or acquire Common Stock during the 90-day period following the date of this Prospectus, except that the Company may, pursuant to its stock plans, sell shares, grant additional options or issue shares upon the exercise of options granted prior to the date hereof.

     In connection with the offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under Regulation M. Such passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     In connection with this offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 177,713 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California and for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Incyte Pharmaceuticals, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement and in Incyte Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and appearing in Incyte Pharmaceuticals, Inc.'s Annual Report on Form 10-K and incorporated herein by reference. Such consolidated financial statements are included and incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on January 5, 1996. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Investor Relations, Incyte Pharmaceuticals, Inc., 3174 Porter Drive, Palo Alto, California 94304, telephone (415) 845-4111.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and March 31, 1997
  (unaudited).........................................................................   F-3
Consolidated Statements of Operations for each of the three years in the period ended
  December 31, 1996 and the three months ended March 31, 1996 and 1997 (unaudited)....   F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1996 and the three months ended March 31, 1997
  (unaudited).........................................................................   F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended
  December 31, 1996 and the three months ended March 31, 1996 and 1997 (unaudited)....   F-6
Notes to Consolidated Financial Statements............................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Incyte Pharmaceuticals, Inc.

     We have audited the accompanying consolidated balance sheets of Incyte Pharmaceuticals, Inc., as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Incyte Pharmaceuticals, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

Palo Alto, California
February 7, 1997

                          INCYTE PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PAR VALUE)

                                     ASSETS

                                                               DECEMBER 31,
                                                           ---------------------      MARCH 31,
                                                             1995         1996           1997
                                                           --------     --------     ------------
                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................  $ 10,547     $  7,628       $  8,008
  Marketable securities -- available-for-sale............    30,634       30,622         30,539
  Accounts receivable....................................     7,643        2,469          8,678
  Prepaid expenses and other current assets..............       756        2,456          2,597
                                                           --------     --------       --------
          Total current assets...........................    49,580       43,175         49,822
Property and equipment, net..............................     9,084       22,936         25,346
Long-term investments....................................        --          313          3,313
Deposits and other assets................................       118          452          1,128
                                                           --------     --------       --------
                                                           $ 58,782     $ 66,876       $ 79,609
                                                           ========     ========       ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................     2,344     $  4,670       $  3,953
  Accrued expenses.......................................       714        1,121          2,469
  Accrued compensation...................................       187          386            454
  Deferred revenue.......................................     7,268       14,878         25,946
  Current portion of capital lease obligations and notes
     payable.............................................        84           73             49
                                                           --------     --------       --------
          Total current liabilities......................    10,597       21,128         32,871
Noncurrent portion of capital lease obligations and notes
  payable................................................       147           37             28
Noncurrent portion of accrued rent.......................       535          464            452
Commitments
Stockholders' equity:
  Preferred Stock, $0.001 par value; 5,000,000 shares
     authorized; none issued and outstanding at December
     31, 1995, 1996 and March 31, 1997...................        --           --             --
  Common Stock, $0.001 par value; 20,000,000 shares
     authorized; 9,995,783, 10,447,301 and 10,474,715
     shares issued and outstanding at December 31, 1995,
     1996 and March 31, 1997, respectively...............        10           10             10
  Additional paid-in capital.............................    77,250       81,832         81,923
  Unrealized gain (loss) on available-for-sale
     securities..........................................        33          (73)          (134)
  Deferred compensation..................................       (29)          --             --
  Accumulated deficit....................................   (29,761)     (36,522)       (35,541)
                                                           --------     --------       --------
          Total stockholders' equity.....................    47,503       45,247         46,258
                                                           --------     --------       --------
                                                           $ 58,782     $ 66,876       $ 79,609
                                                           ========     ========       ========

                            See accompanying notes.

                          INCYTE PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,               MARCH 31,
                                         ---------------------------------     -------------------
                                           1994         1995        1996        1996        1997
                                         --------     --------     -------     -------     -------
                                                                                   (UNAUDITED)
Revenues (Notes 1 and 2)...............  $  1,512     $ 12,212     $41,785     $ 6,274     $17,859
Costs and expenses:
  Research and development.............    11,169       19,212      40,864       7,745      14,730
  Selling, general and
     administrative....................     2,328        3,927       6,792       1,245       2,574
  Charge for purchase of in-process
     research and development..........        --           --       3,165          --          --
                                         --------     --------    --------     -------     -------
Total costs and expenses...............    13,497       23,139      50,821       8,990      17,304
                                         --------     --------    --------     -------     -------
Income (loss) from operations..........   (11,985)     (10,927)     (9,036)     (2,716)        555
Interest income........................       674        1,186       2,495         679         580
Interest and other expense, net........      (164)        (196)       (220)         (1)       (102)
                                         --------     --------    --------     -------     -------
Income (loss) before income taxes......   (11,475)      (9,937)     (6,761)     (2,038)      1,033
Provision for income taxes.............        --           --          --          --         (52)
                                         --------     --------    --------     -------     -------
Net income (loss)......................  $(11,475)    $ (9,937)    $(6,761)    $(2,038)    $   981
                                         ========     ========    ========     =======     =======
Net income (loss) per share............  $  (1.63)    $  (1.19)    $ (0.67)    $ (0.20)    $  0.09
                                         ========     ========    ========     =======     =======
Shares used in computation of net
  income (loss) per share..............     7,030        8,367      10,156      10,034      11,453
                                         ========     ========    ========     =======     =======

                            See accompanying notes.

                          INCYTE PHARMACEUTICALS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                            NOTES        UNREALIZED
                                            ADDITIONAL    RECEIVABLE    GAIN/LOSS ON                                    TOTAL
                                   COMMON    PAID-IN         FROM        MARKETABLE      DEFERRED     ACCUMULATED   STOCKHOLDERS'
                                   STOCK     CAPITAL     STOCKHOLDERS    SECURITIES    COMPENSATION     DEFICIT        EQUITY
                                   ------   ----------   ------------   ------------   ------------   -----------   -------------
Balances at December 31, 1993.....  $  7     $ 25,182        $(34)         $   --         $ (355)      $  (8,349)     $  16,451
  Issuance of 29,044 shares of
     Common Stock upon exercise of
     stock options................    --           28          --              --             --              --             28
  Issuance of 1,501,333 shares of
     Common Stock to database
     collaborators................     1       19,141          --              --             --              --         19,142
  Payment of notes receivable from
     shareholders.................    --           --          34              --             --              --             34
  Deferred compensation, Genome
     Systems......................    --          142          --              --           (142)             --             --
  Amortization of deferred
     compensation.................    --           --          --              --            142              --            142
  Net change in unrealized gains
     on available-for-sale
     securities...................    --           --          --              22             --              --             22
  Net loss........................    --           --          --              --             --         (11,475)       (11,475)
                                     ---      -------        ----           -----          -----        --------       --------
Balances at December 31, 1994.....     8       44,493          --              22           (355)        (19,824)        24,344
  Issuance of 28,815 shares of
     Common Stock upon exercise of
     stock options................    --           88          --              --             --              --             88
  Issuance of 1,837,000 shares of
     Common Stock, net of expenses
     and underwriters' fees of
     $2,232.......................     2       32,669          --              --             --              --         32,671
  Amortization of deferred
     compensation.................    --           --          --              --            326              --            326
  Net change in unrealized gains
     on available-for-sale
     securities...................    --           --          --              11             --              --             11
  Net loss........................    --           --          --              --             --          (9,937)        (9,937)
                                     ---      -------        ----           -----          -----        --------       --------
Balances at December 31, 1995.....    10       77,250          --              33            (29)        (29,761)        47,503
  Issuance of 228,648 shares of
     Common Stock upon exercise of
     stock options and 149,699
     shares upon exercise of
     warrant......................    --        1,582          --              --             --              --          1,582
  Issuance of 73,171 shares of
     Common Stock in exchange for
     shares of Combion, Inc.......    --        3,000          --              --             --              --          3,000
  Amortization of deferred
     compensation.................    --           --          --              --             29              --             29
  Net change in unrealized gains
     on available-for-sale
     securities...................    --           --          --            (106)            --              --           (106)
  Net loss........................    --           --          --              --             --          (6,761)        (6,761)
                                     ---      -------        ----           -----          -----        --------       --------
Balances at December 31, 1996.....    10       81,832          --             (73)            --         (36,522)        45,247
  Issuance of 19,947 shares of
     Common Stock upon exercise of
     stock options and 7,467
     shares upon exercise of
     warrant (unaudited)..........    --           91          --              --             --              --             91
  Net change in unrealized gains
     on available-for-sale
     securities (unaudited).......    --           --          --             (61)            --              --            (61)
  Net income (unaudited)..........    --           --          --              --             --             981            981
                                     ---      -------        ----           -----          -----        --------       --------
Balances at March 31, 1997
  (unaudited).....................  $ 10     $ 81,923        $ --          $ (134)        $   --       $ (35,541)     $  46,258
                                     ===      =======        ====           =====          =====        ========       ========

                            See accompanying notes.

                          INCYTE PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,           MARCH 31,
                                                    ------------------------------   ------------------
                                                      1994       1995       1996       1996      1997
                                                    --------   --------   --------   --------   -------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).................................. $(11,475)  $ (9,937)  $ (6,761)  $ (2,038)  $   981
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization....................      982      2,750      6,461      1,036     2,238
  Expense for abandoned equipment..................      442        124         --         --        --
  Noncash portion of purchase of in-process
     research and development......................       --         --      3,000         --        --
  Changes in certain assets and liabilities:
     Accounts receivable...........................      (69)    (7,439)     5,174      7,169    (6,209)
     Prepaid expenses and other assets.............     (118)      (571)    (1,722)      (141)     (817)
     Accounts payable..............................    1,119        760      2,326        (24)     (717)
     Deferred revenue..............................    2,769      4,498      7,610      5,525    11,068
     Accrued vacation and other expenses...........      241      1,014        535        735     1,404
                                                    --------   --------   --------   --------   -------
Total adjustments..................................    5,366      1,136     23,384     14,300     6,967
                                                    --------   --------   --------   --------   -------
Net cash provided by (used in) operating
  activities.......................................   (6,109)    (8,801)    16,623     12,262     7,948
CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investments..............................       --         --       (625)      (625)   (3,000)
Capital expenditures...............................   (2,978)    (8,042)   (20,188)    (3,821)   (4,625)
Purchases of short-term investments................  (26,206)   (74,037)   (16,526)   (11,180)   (4,511)
Sale of short-term investments.....................       --         --         --         --     4,510
Maturities of short-term investments...............    7,920     61,722     16,336      5,078        --
                                                    --------   --------   --------   --------   -------
Net cash (used in) investing activities............  (21,264)   (20,357)   (21,003)   (10,548)   (7,626)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuances of common stock........   19,370     32,759      1,582        394        91
Payment of notes receivable from stockholders......       34         --         --         --        --
Proceeds from capital leases and notes payable.....       87         69         --         --        --
Principal payments on capital lease obligations....     (709)       (72)      (121)       (20)      (33)
                                                    --------   --------   --------   --------   -------
Net cash provided by financing activities..........   18,782     32,756      1,461        374        58
                                                    --------   --------   --------   --------   -------
Net increase (decrease) in cash and cash
  equivalents......................................   (8,591)     3,598     (2,919)     2,088       380
Cash and cash equivalents at beginning of the
  period...........................................   15,540      6,949     10,547     10,547     7,628
                                                    --------   --------   --------   --------   -------
Cash and cash equivalents at end of the period..... $  6,949   $ 10,547   $  7,628   $ 12,635   $ 8,008
                                                    ========   ========   ========   ========   =======
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Interest paid...................................... $    288   $     45   $     17   $      4   $     5
                                                    ========   ========   ========   ========   =======
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Property and equipment acquired pursuant to capital
  lease obligations................................ $    606   $     69         --         --        --
                                                    ========   ========   ========   ========   =======
Deferred compensation.............................. $    142   $     --         --         --        --
                                                    ========   ========   ========   ========   =======
Unrealized gain (loss) on marketable securities --
  available-for-sale............................... $     22   $     11   $   (106)  $   (258)  $  (148)
                                                    ========   ========   ========   ========   =======

                            See accompanying notes.

                          INCYTE PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Business

     Incyte Pharmaceuticals, Inc. (the "Company") was incorporated in Delaware in April 1991. The Company designs, develops, and markets genomic databases, software tools, and related genomic reagents and services. The Company's databases, available singly or in combination, integrate bioinformatics software with proprietary and, when appropriate, publicly available genetic information. Non-exclusive access to the Company's databases is offered to pharmaceutical and biotechnology companies worldwide for use in drug discovery and development of diagnostic and therapeutic products.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Incyte Pharmaceuticals, Inc., and its wholly owned subsidiaries. All material intercompany accounts, transactions, and profits have been eliminated in consolidation.

  Interim Financial Information

     The accompanying interim consolidated financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and operating results. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results for the entire year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Concentrations of Credit Risk

     Cash, cash equivalents, and marketable securities and trade receivables are financial instruments which potentially subject the Company to concentrations of credit risk. The estimated fair value of financial instruments approximates the carrying value based on available market information. The Company primarily invests its excess available funds in notes and bills issued by the U.S. government and its agencies and, by policy, limits the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. Government. The Company has not experienced any credit losses to date and does not require collateral on receivables.

  Cash and Cash Equivalents

     Cash and cash equivalents are held in U.S. banks or in custodial accounts with U.S. banks. Cash equivalents are defined as all liquid investments with maturity from date of purchase of 90 days or less that are readily convertible into cash and have insignificant interest rate risk. All other investments are reported as marketable securities.

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

  Marketable Securities Available-for-Sale

     All marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in interest and other income.

     The following is a summary of the Company's investment portfolio, including cash equivalents of $2,173,000 and $398,000 as of December 31, 1995 and 1996, respectively, and $825,000 as of March 31, 1997:

                                                                     NET
                                                                  UNREALIZED       ESTIMATED
                                                  AMORTIZED        (LOSSES)          FAIR
                                                    COST            GAINS            VALUE
                                                  ---------     --------------     ---------
                                                                (IN THOUSANDS)
        DECEMBER 31, 1995
        U.S. Treasury notes and other U.S.
          government securities.................   $31,779          $   32          $31,811
        Corporate debt securities...............       995               1              996
                                                   -------           -----          -------
                                                   $32,774          $   33          $32,807
                                                   =======           =====          =======
        DECEMBER 31, 1996
        U.S. Treasury notes and other U.S.
          government securities.................   $30,695          $  (73)         $30,622
        Corporate debt securities...............       398              --              398
                                                   -------           -----          -------
                                                   $31,093          $  (73)         $31,020
                                                   =======           =====          =======
        MARCH 31, 1997
        U.S. Treasury notes and other U.S.
          government securities.................   $27,075          $ (220)         $26,855
        Corporate debt securities...............     4,510              (1)           4,509
                                                   -------           -----          -------
                                                   $31,585          $ (221)         $31,364
                                                   =======           =====          =======

     All marketable securities -- available-for-sale mature within two years. At December 31, 1995 and 1996 and at March 31, 1997, all of the Company's investments are classified as short-term, as the Company may not hold its investments until maturity in order to take advantage of market conditions. Of the marketable securities held at December 31, 1996, $23,148,000 had maturities under a year and $7,872,000 had maturities over a year and of the marketable securities held at March 31, 1997, $21,403,000 had maturities under a year and $9,961,000 had maturities over a year. Unrealized gains were not material and have therefore been netted against unrealized losses.

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets (generally two to five years). Leasehold improvements are amortized over the shorter of estimated useful life of the assets or lease term. Property and equipment consists of the following:

                                                       DECEMBER 31,
                                                    -------------------       MARCH 31,
                                                     1995        1996            1997
                                                    -------     -------     --------------
                                                                (IN THOUSANDS)
        Office equipment..........................  $   406     $   950        $  1,669
        Laboratory equipment......................    6,825      12,982          13,449
        Computer equipment........................    1,950       9,935          12,931
        Leasehold improvements....................    3,179       8,679           9,123
                                                    -------     -------        --------
                                                     12,360      32,546          37,172
        Less accumulated depreciation and
          amortization............................   (3,276)     (9,610)        (11,826)
                                                    -------     -------        --------
                                                    $ 9,084     $22,936        $ 25,346
                                                    =======     =======        ========

     Depreciation expense was $723,000, $2,154,000, and $5,230,000 for 1994,
1995, and 1996, respectively. Amortization was $103,000, $266,000, and $1,061,000 for 1994, 1995, and 1996, respectively.

     Certain laboratory and computer equipment used by the Company could be subject to technological obsolescence in the event that significant advancement is made in competing or developing equipment technologies. Management continually reviews the estimated useful lives of technologically sensitive equipment and believes that those estimates appropriately reflect the current useful life of its assets. In the event that a currently unknown significantly advanced technology became commercially available, the Company would re-evaluate the value and estimated useful lives of its existing equipment, possibly requiring a material effect to the financial statements.

  Software Costs

     In accordance with the provisions of the Financial Accounting Standards Board Statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company has capitalized software development costs incurred in developing certain products once technological feasibility of the products has been determined. Capitalized software costs are amortized over three years and have been immaterial to date.

  Stock-Based Compensation

     The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company currently grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant, and therefore records no compensation expense.

  Revenue Recognition

     The Company recognizes revenue for database collaboration agreements evenly over the term of the agreement. Revenue is deferred for fees received before earned. Revenues from custom orders, such as satellite databases, are recognized upon shipment. Revenues from reagents and genomic

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

screening products are recognized when shipped, and revenues from genomic screening services are recognized upon completion.

  Businesses Acquired

     In July 1996, the Company issued 204,073 shares of its Common Stock in exchange for all of the outstanding shares of Genome Systems, Inc. ("Genome Systems"), a privately held genomics service company in St. Louis, Missouri. The transaction has been accounted for as a pooling of interests, and the consolidated financial statements discussed herein and all historical financial information have been restated to reflect the combined operations of both companies. Genome Systems has retained its name and operations, continuing to offer a range of customized genomic screening products and services used by scientists to assist in the identification and isolation of novel genes.

     In August 1996, the Company acquired Combion, Inc. ("Combion"), a privately held microarray technology company located in Pasadena, California, for 73,171 shares of the Company's Common Stock. The acquisition of Combion has been accounted for as a purchase, and the consolidated financial statements discussed herein reflect the inclusion of the results of Combion from the date of acquisition, August 15, 1996.

     See Note 6 of Notes to Consolidated Financial Statements.

  Net Income (Loss) Per Share

     Net income (loss) per share is computed using the weighted average number of shares of Common Stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation for periods prior to 1997, as their effect is antidilutive. For the three months ended March 31, 1997, common equivalent shares from stock options are included in the computation using the treasury stock method, as their effect is dilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The Company expects that there will be no material impact on the earnings per share for the quarters ended March 31, 1997 and 1996.

  Reclassifications

     Certain reclassifications were made to the prior periods' balances to conform with the 1997 presentation.

2. COLLABORATIVE AGREEMENTS

     As of December 31, 1996, the Company had entered into database collaboration agreements with eleven pharmaceutical companies and one agricultural company. Each collaborator has agreed to pay, during the term of the agreement, annual fees to receive non-exclusive access to selected modules of the Company's databases. In addition, if a partner develops certain products utilizing the Company's technology and database information, potential milestone and royalty payments could be received by the Company. If these agreements are not renewed and if the Company cannot sign a sufficient number of new database agreements, the loss of revenue could have a material adverse effect on the Company's business and operating results. Certain companies also have satellite database agreements, whereby the Company provides custom sequencing services, which are billed for separately. Satellite

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

database services are provided to the collaborator on an exclusive basis for a negotiated period of time. Over 90% of the revenues in 1996 are derived from ten collaborators, three of which individually contributed more than 10% of the total, or approximately 37% in the aggregate. In 1995, the majority of the revenues were derived from five collaborators, including three of which contributed more than 10% individually, or approximately 73% in the aggregate. In 1994, the Company recognized its first database collaboration revenues, primarily from one collaborator, which contributed more than 10% of the total.

     As of March 31, 1997, the Company has entered into additional collaboration agreements under similar terms.

     In addition to the database collaboration agreements, the Company has entered into a number of research and development alliances with companies and research institutions. These agreements provide for the funding of research activities by the Company and the possible payment of milestones, license fees, and, in some cases, royalties.

3. COMMITMENTS

     At December 31, 1996, the Company had signed noncancelable operating leases on multiple facilities, including facilities in Palo Alto and Pasadena, California, and St. Louis, Missouri. The leases expire on various dates ranging from September 1997 to August 2006. Rent expense for the years ended December 31, 1994, 1995, and 1996 were approximately $443,000, $1,251,000, and
$1,645,000, respectively, and $385,000 and $514,000 for the three months ended March 31, 1996 and 1997, respectively.

     The Company had laboratory equipment with a cost of approximately $370,000 at December 31, 1995 and 1996, and related accumulated amortization of approximately $194,000 and $268,000 at December 31, 1995 and 1996, respectively, under capital leases. These leases are secured by the equipment leased thereunder.

     At December 31, 1996, future noncancelable minimum payments under the operating and capital leases were as follows:

                                                                             CAPITAL
                                                                             LEASES
                                                                               AND
                                                               OPERATING      NOTES
                                                                LEASES       PAYABLE
                                                               ---------     -------
                                                                  (IN THOUSANDS)
            Year ended December 31:
              1997...........................................   $ 2,228       $  78
              1998...........................................     1,907          25
              1999...........................................     1,580          14
              2000...........................................     1,554          --
              2001 and thereafter............................     2,666          --
                                                                 ------        ----
            Total minimum lease payments.....................   $ 9,935         117
                                                                 ======
            Less amount representing interest................                    (7)
                                                                               ----
            Present value of minimum lease payments..........                   110
            Less current portion.............................                   (73)
                                                                               ----
            Noncurrent portion...............................                 $  37
                                                                               ====

     The Company has entered into a number of research and development alliances with companies and research institutions. The Company's commitments in aggregate and under any one of these

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

agreements do not represent a significant expenditure in relation to the Company's total research and development expense. See Note 2 of Notes to Consolidated Financial Statements.

4. STOCKHOLDERS' EQUITY

  Common Stock

     At December 31, 1996, the Company had reserved a total of 1,917,315 shares of its Common Stock for issuance upon exercise of outstanding warrants and stock options described below. On May 21, 1997, the Company's stockholders approved an increase in the number of shares of Common Stock authorized for issuance from 20,000,000 to 75,000,000.

  Sales of Stock

     In November 1995, the Company completed a follow-on public stock offering and issued 1,837,000 shares of Common Stock, including 137,000 shares issued on December 13, 1995 upon partial exercise of the underwriters' over-allotment option, at $19.00 per share before deducting the underwriting discount and offering expenses.

  Warrants

     As of December 31, 1996, the Company had outstanding a warrant to purchase 8,868 shares of Common Stock at an exercise price of $10.50 per share. The warrant was exercised in January 1997.

  Stock Compensation Plans

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's two stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's pro forma net loss and loss per share in 1995 and 1996 would have been increased to approximately $10.6 million and $10.5 million, or $1.27 per share and $1.03 per share, respectively. The fair value of the options granted during 1995 and 1996 are estimated at $8.68 and $18.88 per share, respectively, on the date of grant, using the Black-Scholes multiple-option pricing model with the following assumptions: dividend yield 0%, volatility of 55%, risk-free interest rate with an average of 6.68% and 6.10% for 1995 and 1996, respectively, and an average expected life of 3.25 years.

     The effects on pro forma disclosures of applying FASB 123 are not likely to be representative of the effects on pro forma disclosures of future years. As FASB 123 is only applicable to options granted after December 31, 1994, the pro forma effect will not be fully reflected until the year ending December 31, 1998.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, because changes in the subjective input assumptions can materially affect the fair value estimate, and because the Company has a relatively limited history with option behavior, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

     Summaries of stock option activity for the Company's two fixed stock option plans as of December 31, 1995 and 1996, and related information for the years ended December 31 are included in the plan descriptions below.

  1991 Stock Plan

     In November 1991, the Board of Directors adopted the 1991 Stock Plan, which was amended and restated in 1992, 1995, and 1996, for issuance of Common Stock to employees, consultants, and scientific advisors. Options issued under the plan shall, at the discretion of the compensation committee of the Board of Directors, be either incentive stock options or nonstatutory stock options. The exercise prices of incentive stock options granted under the plan are not less than the fair market value on the date of the grant, as determined by the Board of Directors. Options generally vest over approximately four years, pursuant to a formula determined by the Company's Board of Directors, and expire after ten years. At December 31, 1996, the Company had reserved 2,000,000 shares of Common Stock for issuance under the plan. On May 21, 1997, the Company's stockholders approved an increase in the number of shares of Common Stock reserved for issuance under the plan from 2,000,000 to 2,400,000.

     Activity under the plan was as follows:

                                                                     SHARES SUBJECT TO
                                                                    OUTSTANDING OPTIONS
                                                                   ----------------------
                                                                                 WEIGHTED
                                                      SHARES                     AVERAGE
                                                     AVAILABLE                   EXERCISE
                                                     FOR GRANT      SHARES        PRICE
                                                     ---------     ---------     --------
        Balance at December 31, 1993...............    416,750       372,834      $ 2.60
        Options granted............................   (310,700)      310,700      $13.28
        Options exercised..........................         --       (29,044)     $ 0.97
        Options canceled...........................      2,782        (2,782)     $ 5.67
                                                      --------     ---------      ------
        Balance at December 31, 1994...............    108,832       651,708      $ 7.71
        Additional authorization...................    800,000            --          --
        Options granted............................   (623,400)      623,400      $18.28
        Options exercised..........................         --       (28,815)     $ 3.06
        Options canceled...........................      9,959        (9,959)     $13.02
                                                      --------     ---------      ------
        Balance at December 31, 1995...............    295,391     1,236,334      $13.12
        Additional authorization...................    400,000            --          --
        Options granted............................   (526,150)      526,150      $39.49
        Options exercised..........................         --      (223,278)     $ 7.08
        Options canceled...........................     70,163       (70,163)     $16.76
                                                      --------     ---------      ------
        Balance at December 31, 1996...............    239,404     1,469,043      $23.26
                                                      ========     =========      ======

     Options to purchase a total of 1,161,137 and 1,457,298 shares at December 31, 1995 and 1996 respectively, were exercisable. Of the shares exercisable, 300,064 and 401,502 shares were vested at December 31, 1995 and 1996, respectively.

  Non-Employee Directors' Stock Option Plan

     In August 1993, the Board of Directors approved the 1993 Directors' Stock Option Plan (the "Directors' Plan"), which was amended in 1995. The Directors' Plan provides for the automatic grant

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

of options to purchase shares of Common Stock to non-employee directors of the Company. The maximum number of shares issuable under the Directors' Plan is 200,000.

     The Directors' Plan provides immediate issuance of options to purchase an initial 20,000 shares of Common Stock to each new non-employee director joining the Board. The initial options are exercisable in five equal annual installments. Additionally, members who continue to serve on the Board will receive annual option grants for 5,000 shares exercisable in full on the first anniversary of the date of the grant. All options are exercisable at the fair market value of the stock on the date of grant. Through December 31, 1996, the Company had granted options under the Directors' Plan to purchase 113,750 shares of Common Stock at exercise prices ranging from $4.00 per share to $34.625 per share (98,750 shares of Common Stock at exercise prices ranging from $4.00 per share to $15.13 per share at December 31, 1995); 70,750 shares are vested and exercisable at December 31, 1996 (43,750 shares were vested and exercisable at December 31, 1995).

     The following table summarizes information about stock options outstanding at December 31, 1996, for both the 1991 Stock Plan and the 1993 Directors' Stock Option Plan.

                                              OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                 ---------------------------------------------     ------------------------
                                                     WEIGHTED         WEIGHTED                     WEIGHTED
                                                     AVERAGE          AVERAGE                      AVERAGE
           RANGE OF                NUMBER           REMAINING         EXERCISE       NUMBER        EXERCISE
        EXERCISE PRICES          OUTSTANDING     CONTRACTUAL LIFE      PRICE       EXERCISABLE      PRICE
-------------------------------  -----------     ----------------     --------     -----------     --------
$0.30-2.00.....................     141,594            6.02            $ 1.53         129,849       $ 1.49
$4.00-10.63....................     130,017            7.00            $ 6.26         102,017       $ 6.54
$10.88-15.13...................     247,273            8.01            $14.44         247,273       $14.44
$16.88-22.50...................     530,509            8.78            $18.41         530,509       $18.41
$30.25-46.75...................     533,400            9.68            $39.42         518,400       $39.56
                                  ---------            ----            ------       ---------       ------
$0.30-46.75....................   1,582,793            8.57            $22.36       1,528,048       $22.71

     In July 1996, in connection with the Genome Systems transaction described in Note 6 below, the Company issued, in exchange for an option to purchase capital stock of Genome Systems, an option to purchase 10,741 shares of Common Stock at an exercise price of $0.047 per share. The option was not issued under the provisions of either plan described above. The option has been exercised with respect to 5,370 shares as of December 31, 1996.

  Employee Stock Purchase Plan

     On May 21, 1997, the Company's stockholders adopted the 1997 Employee Stock Purchase Plan (the "ESPP"). The Company has authorized 200,000 shares of Common Stock for issuance under the ESPP. Each regular full-time and part-time employee is eligible to participate after one year of employment. The initial offering period commences August 1, 1997 and ends November 1, 1999.

5. INCOME TAXES

     As of December 31, 1996, the Company had federal net operating loss carryforwards of approximately $29,800,000. The net operating loss carryforwards will expire at various dates, beginning on 2006, through 2011 if not utilized.

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

     Significant components of the Company's deferred tax assets are as follows:

                                                                 DECEMBER 31,
                                                             ---------------------
                                                               1995         1996
                                                             --------     --------
                                                                (IN THOUSANDS)
            Deferred tax assets:
              Net operating loss carryforwards.............  $  9,700     $ 10,100
              Research credits.............................       900        1,500
              Capitalized research and development.........     1,400        1,600
            Other, net.....................................       100        1,500
                                                             --------     --------
            Deferred tax assets............................    12,100       14,700
            Valuation allowance for deferred tax assets....   (12,100)     (14,700)
                                                             --------     --------
            Net deferred tax asset.........................  $     --     $     --
                                                             ========     ========

     The valuation allowance for deferred tax assets increased by approximately $4.6 million and $4.1 million during the years ended December 31, 1994 and 1995, respectively.

     Utilization of the net operating losses and credits may be subject to an annual limitation, due to the ownership change limitations provided by the Internal Revenue Code of 1986.

     The estimated effective annual income tax rate for the three months ended March 31, 1997 is 5%, which represents the provision for federal and state alternative minimum taxes after utilization of net operating loss carryforwards.

6. BUSINESS COMBINATIONS

     In July 1996, the Company issued 204,073 shares of Common Stock in exchange for all of the capital stock of Genome Systems, a privately held genomics company located in St. Louis, Missouri. Genome Systems provides genomic research products and technical support services to scientists to assist them in the identification and isolation of novel genes. The merger has been accounted for as a pooling of interests and, accordingly, the Company's financial statements and financial data have been restated to include the accounts and operations of Genome Systems since inception.

     The table below presents the separate results of operations for Incyte and Genome Systems for the periods prior to the merger. Incyte's results of operations include Genome Systems since the transaction:

                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        1994         1995        1996
                                                      --------     --------     -------
        Revenue:
          Incyte....................................  $    243     $  9,908     $40,051
          Genome Systems............................     1,269        2,304       1,734
                                                      --------     --------     -------
                                                      $  1,512     $ 12,212     $41,785
                                                      ========     ========     =======
        Net income (loss):
          Incyte....................................  $(11,500)    $(10,142)    $(6,724)
          Genome Systems............................        25          205         106
          Merger related expenses...................        --           --        (143)
                                                      --------     --------     -------
                                                      $(11,475)    $ (9,937)    $(6,761)
                                                      ========     ========     =======

                          INCYTE PHARMACEUTICALS, INC.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

     In August 1996, the Company acquired all the common stock of Combion, Inc., a microarray technology company in Pasadena, California, in a stock-for-stock exchange, issuing 73,171 shares of its Common Stock valued at $3 million. The acquisition has been accounted for as a purchase transaction and, accordingly, the purchase price was allocated to assets and liabilities based on the estimated fair value as of the date of acquisition. The excess of the consideration paid over the estimated fair value of net assets acquired has been recorded as the purchase of in-process research and development. Combion's results of operations have been included in the consolidated results of operations since the date of acquisition. Pro forma results of operations have not been presented because the effect of this acquisition was not material to the Company's consolidated results of operations or financial position.

                        Appendix-Description of Graphics




GRAPHIC ON INSIDE FRONT COVER

     Computer screen displays of seven of the Company's databases -- LifeSeq database screen display in center - six screens surrounding center from upper left hand corner: LifeSeq FL, ZooSeq, PhytoSeq, PathoSeq, LifeSeq Gene
Album and LifeSeq Atlas.




CHART ON PAGE 27-INCYTE'S PRODUCTS

        1995              1996               1997
        LifeSeq           LifeSeq            LifeSeq
        Satellites------> Satellites         Satellites
                          LifeSeq FL         LifeSeq FL
                          PathoSeq           PathoSeq
                          LifeSeq Atlas      LifeSeq Atlas
                          GeneAlbum          GeneAlbum
                          Life Tools-------> Life Tools
                                             Life Tools 3D
                                             ZooSeq


DIAGRAM ON PAGE 30 UNDER THE CAPTION THE "LIFESEQ DATABASE DATA FLOW"

     Arrow from cDNA sequencing production line and public-domain databases (Wash. U/Merck, GenBank, TIGR) into automated bioanalysis system arrow into LifeSeq Expression database.

     Arrow from LifeSeq Expression database to Sequence database and Sequence database to/from Search tools (Smith-Waterman, BLAST, GCG, FASTA, etc.)

     Arrows from LifeSeq Expression database (HTML interface on client Macs, PCs, or Unix machines) to Library Information, Clone Information, Electronic Northern, Transcript Imaging, Library Comparisons, Protein Function

     Telephone poles as links between Public-domain databases (Gen Bank, Blocks, Citation Indices, Swiss Prot, etc.) and UNIX-based server (Sybase or Oracle RDBMS)

================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary.............................    3
Risk Factors...................................    6
Use of Proceeds................................   15
Price Range of Common Stock....................   16
Dividend Policy................................   16
Capitalization.................................   17
Selected Consolidated Financial Data...........   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................   19
Business.......................................   24
Management.....................................   37
Principal Stockholders.........................   39
Underwriting...................................   41
Legal Matters..................................   42
Experts........................................   42
Available Information..........................   42
Documents Incorporated by Reference............   43
Index to Consolidated Financial Statements.....  F-1

=====================================================

================================================================

                                1,200,000 SHARES

                                     INCYTE

                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                               HAMBRECHT & QUIST

                               ALEX. BROWN & SONS
                                  INCORPORATED

                        VECTOR SECURITIES INTERNATIONAL,
                                      INC.
                                 JULY 31, 1997

================================================================